RidgeStone
FINANCIAL SERVICES, INC.


04021363


2003
Annual
Report

2003 Highlights

2003 was a positive year for RidgeStone. As you can see from the charts, net income improved 34% and diluted earnings increased 33% from the prior year. Net interest margin improved along with growth in assets, deposits, and loans – all very positive signs of our progress.

In 2003, Christine V. Lake was appointed President and Chief Operating Officer of RidgeStone Financial Services, Inc. and RidgeStone Bank. Christine Lake has over 30 years of experience in the banking industry and was instrumental in guiding our formation in 1995. We are very pleased she will be taking on a greater role in the day-to-day management of the Bank. Paul E. Menzel will continue as Chairman of the Board and Chief Executive Officer.

Year-by-Year Comparison



$247.7
$501.4
$673.8
$0.28
$0.54
$0.72
3.56%
4.26%
4.32%
$71,968
$85,967
$88,323
$63,745
$71,186
$72,657
$56,005
$73,987
$75,127
01 02 03
Net Income
Earnings Per Share-Diluted
Net Interest Margin
Assets
Deposits
Loans

Financial Highlights

	December 31, 2003	December 31, 2002	% Change
Operating Results			
Net Income	**$ 673.8**	$ 501.4	34 %
Earnings per Share – Diluted	**$ 0.72**	$ 0.54	33 %
Net Interest Margin	**4.32 %**	4.26 %	1 %
Year-End Balances			
Assets	**$ 88,323**	$ 85,967	3 %
Deposits	**$ 72,657**	$ 71,186	2 %
Loans	**$ 75,127**	$ 73,987	2 %

(Dollars in thousands except per share data)


PROCESSING
MAR 2 9 2004
SECTION

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

[ ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________________ to __________________

Commission file number: 0-27984

Ridgestone Financial Services, Inc.
(Name of small business issuer in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-1797151 (I.R.S. Employer Identification No.)
13925 West North Avenue, Brookfield, Wisconsin (Address of principal executive offices)	53005 (Zip Code)

Issuer's telephone number: (262) 789-1011

Securities registered under Section 12(b) of the Act: None

Securities registered under Section 12(g) of the Exchange Act:
Common Stock, no par value
(Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___.

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

Issuer's revenues for its most recent fiscal year: $5,833,966

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold on March 1, 2004: $9,579,005

Number of shares of common stock, no par value, outstanding on March 1, 2004: 852,574

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2004 Annual Meeting (incorporated by reference into Part III to the extent indicated therein)

Transitional Small Business Disclosure Format: Yes ___; No X

Ridgestone Financial Services, Inc.

Index to Annual Report on Form 10-KSB
For The Fiscal Year Ended December 31, 2003

Part I

Item 1. Description of Business

General

Ridgestone Financial Services, Inc. (the "Company") was incorporated in Wisconsin on May 25, 1994. The Company was formed to acquire all of the issued and outstanding stock of Ridgestone Bank (the "Bank") and to engage in the business of a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHCA").

The Bank provides full-service commercial and consumer banking services in its primary market areas of Brookfield, Elm Grove and Wauwatosa, Wisconsin. The Bank competes with other offices of national, regional and local commercial banks, savings banks, savings and loan institutions, credit unions and other financial service organizations in the three-city area.

In 1996, the Bank received regulatory approval to open its first branch at 15565 West North Avenue, Brookfield, Wisconsin. The branch opened for business on January 2, 1997, and houses a drive-thru branch banking facility and banking operations center. On May 31, 2000, the Company purchased the building it had previously leased for use as the Bank's main office and the Company's headquarters at 13925 West North Avenue, Brookfield, Wisconsin.

The Company's principal business is the business of the Bank. The Bank's principal business consists of attracting deposits from the public and investing those deposits in loans and securities. The Bank's deposits are insured to the maximum extent allowable by the Federal Deposit Insurance Corporation ("FDIC"). The Company's results of operations are dependent primarily on net interest income, which is the difference between the interest earned on its loans and securities and the interest paid on deposits and borrowings. The Company's operating results are affected by deposit service charges, secondary market loan fees, commissions generated by the investment center and other income. The Company's operating results are also affected by economic and competitive conditions, particularly changes in interest rates, government policies and actions of regulatory authorities. Operating expenses of the Company include employee compensation and benefits, occupancy and equipment expenses, professional and data processing fees, and other administrative expenses.

Special Note Regarding Forward-Looking Statements

Certain matters discussed in this Annual Report on Form 10-KSB are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement will include words such as the Company "believes," "anticipates," "expects," or other words of similar import. Similarly, statements that describe the Company's beliefs, future plans, objectives or goals, or the Company's expectations regarding interest rates or general economic conditions, are also forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those contemplated in the forward-looking statements. Such risks include, among others: interest rate trends, changes in the real estate market or the general economic climate in the United States and, in particular, in the Company's market area, loan delinquency rates, changes in demand for loan products, increased competition in the Company's market area, adverse changes in debt or equity capital markets, and legislative enactments, regulatory changes or changes in fiscal policies of the federal government or its agencies which adversely affect the business of the Company and/or the Bank. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements. The forward-looking statements included herein are only made as of the date of this Annual Report on Form 10-KSB and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Business Strategy

The Bank's strategy is to focus on understanding its clients' financial needs, goals, and banking preferences. The Bank uses this information to deliver the services and products its clients need to meet their goals while emphasizing high-quality service and direct access to decision-makers. This understanding also helps Bank personnel manage time and resources, build a high-quality reputation, increase visibility, differentiate the Bank from the competition and attract new clients.

The Bank pursues this strategy by attracting highly-qualified employees and emphasizing the use of technology, both in its operations and in the services it provides its customers.

The Bank directs its marketing efforts toward a customer base who values high-quality service while having the potential to be highly profitable.

Loan Products

The Bank offers a full range of retail and commercial lending services, including commercial loans and revolving lines of credit, residential and commercial real estate mortgage loans, a system for purchasing and managing commercial customers' accounts receivable, consumer loans and equipment financing. These loan products are discussed below.

Although the Bank's management takes a competitive approach to lending, it stresses high quality in its loans. To promote such quality lending, the Board of Directors of the Bank has established a maximum lending authority for each loan officer. Each loan request exceeding a loan officer's authority must be approved by one or more senior officers. The Loan Committee of the Bank reviews loans with aggregate principal amounts between the lending officer's lending authority and $250,000. The Loan Committee of the Bank is comprised of the Chairman of the Board, President of the Bank, a Senior Commercial Lender and a Vice President of Credit Administration. In addition, the Loan Committee of the Board of Directors of the Bank reviews loans over $250,000 for prior approval. On a monthly basis, the entire Board of Directors of the Bank reviews all loans over $25,000 made in the preceding month. Because of the Bank's local nature, management believes that quality control is achievable while still providing prompt and personal service.

Management of the Bank has established relationships with a correspondent bank and other independent financial institutions to provide other services required by its customers, including loan participations. As of December 31, 2003, the Bank had a legal lending limit of approximately $1,600,000, however, management may elect to establish a lower limit as it deems appropriate to comply with safe and sound banking practices. The Bank is able to attract business loans beyond its lending limit by using bank participations with other financial institutions in Wisconsin. Likewise, the Bank has purchased participation loans from other Wisconsin area financial institutions.

Real Estate Loans. The Bank originates residential mortgage loans, which generally are long-term with either fixed or variable interest rates. The Bank's policy is to retain all variable interest rate mortgage loans in the Bank's loan portfolio and to sell all fixed rate loans with their servicing rights in the secondary market. This policy is subject to periodic review by management as a result of changing market and economic conditions.

The Bank's residential mortgage loan portfolio totaled $16,506,285 as of December 31, 2003. During fiscal year 2003, the Bank also originated $30,775,043 in mortgage loans sold in the secondary market compared to $21,736,512 during fiscal 2002. The 42% increase in mortgage loans sold in the secondary market was primarily a result of a high level of refinancing activity which stemmed from the favorable low interest rate environment for long-term mortgage loans.

The Bank also originates real estate construction loans, which generally are short-term loans with a maturity of one year or less. As of December 31, 2003, the Bank had $6,175,933 in real estate construction loans.

The retention of variable-rate loans in the Bank's loan portfolio helps to reduce the Bank's exposure to fluctuations in interest rates. However, such loans generally pose credit risks different from the risks inherent in fixed rate loans, primarily because as interest rates rise, the interest payments due from the borrowers rise, thereby increasing the potential for default.

Regulatory and supervisory loan-to-value ("LTV") limits were established by Section 304 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). The Bank's internal limitations follow those limits and in certain cases are more restrictive than those mandated by the regulators.

The regulatory limits are as follows:

Loan Category	LTV Limit
Raw Land	65%
Land Development	75%
Construction:	
Commercial, multi-family and non-residential	80%
1-4 family residential	85%
Improved Property	85%
Owner-occupied 1-4 family and home equity	(1)

(1) A loan-to-value limit has not been established for permanent mortgage or home equity loans on owner-occupied, 1- to 4-family residential property. However, residential loans exceeding 90% loan-to-value may be excluded from FDICIA required reporting if enhanced by mortgage insurance or readily marketable collateral.

Personal Loans. The Bank makes personal loans, lines of credit and credit cards available to consumers for various purposes, such as the purchase of automobiles, boats and other recreational vehicles, home improvements, education and personal investments. The Bank retains substantially all such loans, totaling $601,877 as of December 31, 2003.

Commercial Loans. Commercial loans are made primarily to small and mid-sized businesses. These loans may be secured or unsecured, and are available for general operating purposes, acquisition of real estate, purchases of equipment and machinery, and financing inventory and accounts receivable. The Bank generally looks to a borrower's business operations as the principal source of repayment, but also receives, when appropriate, mortgages on real estate, security interests in inventory, accounts receivable and other personal property and/or personal guaranties to secure repayment.

The Bank's commercial loan portfolio totaled $26,931,914 as of December 31, 2003, and consisted primarily of lines of credit and loans to businesses. Commercial lines of credit are generally used for the purpose of financing working capital and are generally secured with current assets of the borrower. Commercial loans may be written for a period of greater than one year and are amortized over a period of one to seven years. These types of loans are used principally for financing fixed asset expenditures and are generally secured with the fixed assets of the borrower.

The Bank is a licensee of the Business Manager system from Private Business Inc. (PBI). Business Manager is a complete system for purchasing and managing the accounts receivable of a commercial customer (a merchant) on a full recourse basis with a flexible cash collateral reserve. From the Bank's perspective, the program provides a way to service small businesses more profitably, to offer a unique combination of funding and receivable management benefits, and to control the risks associated with the funding of accounts receivable. From the merchant's perspective, the program unlocks the cash typically frozen in the accounts receivable, provides ongoing cash flow as the business generates new sales, and offers the merchant's management team information to make better business decisions. The Bank typically purchases an insurance policy as additional collateral on these facilities. The policy protects the Bank in the event of fraud committed against the Bank by the merchant. The Bank's Business Manager portfolio totaled $1,869,889 as of December 31, 2003 (included in the commercial loan portfolio) and consisted entirely of Business Manager Accounts Receivable Agreements with businesses and professionals.

Commercial Real Estate Loans. As of December 31, 2003, the Bank had $24,910,619 of commercial real estate loans outstanding. These loans were generally made for the purpose of purchasing manufacturing facilities, warehouses, office buildings and multiple family commercial real estate holdings.

Other Products and Services

The Bank offers a broad range of deposit services to both personal and business customers, including checking, money market, savings, and time deposit accounts. Additional related services include safe deposit boxes, check services, money transfer services, debit cards and ATM access cards as well as courier deposit pick-up and lock box services for business customers. The Bank also offers on-line banking, called RidgeStone Connect℠, which enables the Bank's customers to access their accounts in real time, pay bills, transfer funds, access lines of credit, and export information to financial management software. During 2003, the Bank enhanced its on-line banking services enabling customers to view images of canceled checks and access statements online.

The Bank also employs a licensed investment representative who provides a variety of investment and insurance products through arrangements with other service providers. These products include mutual fund products, annuities, and life insurance products.

Competition

The Company has identified as its primary competitors, offices of commercial banks, savings banks, savings and loan institutions, and credit unions operating in Brookfield, Elm Grove and Wauwatosa, Wisconsin.

The Bank also faces competition from finance companies, insurance companies, mortgage companies, securities brokerage firms, money market funds and other providers of financial services. Most of the Bank's competitors have been in business for a number of years, have established customer bases, are larger and have higher lending limits than the Bank.

The Bank competes for loans principally through its ability to communicate effectively and professionally with its customers and by understanding and meeting their needs. The Bank actively solicits retail customers and competes for deposits by offering customers personal attention, professional service and competitive interest rates. Management believes that its personal service philosophy and use of leading-edge technology continues to enhance its ability to compete favorably in attracting individual and business customers.

Supervision and Regulation

General. The operations of financial institutions, including banks and bank holding companies, are highly regulated, both at the federal and state levels. Numerous statutes and regulations affect the business of the Company and the Bank. To the extent that the information below is a summary of statutory provisions, such information is qualified in its entirety by reference to the statutory provisions described. There are additional laws and regulations having a direct or indirect effect on the business of the Company or the Bank.

In recent years, the banking and financial industry has been the subject of numerous legislative acts and proposals, administrative rules and regulations at both federal and state regulatory levels. As a result of many such regulatory changes, the nature of the banking industry has changed dramatically in recent years as increasing competition and a trend toward deregulation has caused the traditional distinctions among different types of financial institutions to be obscured.

Further changes along these lines could permit other financially-oriented businesses to offer expanded services, thereby creating greater competition for the Company and the Bank with respect to services currently offered or which may be offered in the future. Proposals for new legislation or rule making affecting the financial services industry are continuously being advanced and considered at both the national and state levels. Neither the Company nor the Bank can predict the effect that future legislation or regulation will have on the financial services industry in general or on their businesses in particular.

The Gramm-Leach-Bliley Financial Services Modernization Act of 1999 (the "Act") made significant changes in the laws governing financial institutions, including changes which expand the permissible range of activities for bank holding companies and their affiliates (including non-banking financial activities); permit affiliations between banks, securities firms and insurance companies; make substantial changes in the regulatory structure for financial institutions; prohibit new unitary savings and loan holding companies with commercial affiliates; make changes to the Community Reinvestment Act of 1977; and enact substantial new financial privacy rules. These financial privacy rules impose some additional regulatory burden on the Bank.

The performance and earnings of the Bank, like other commercial banks, are affected not only by general economic conditions but also by the policies of various governmental regulatory authorities. In particular, the Federal Reserve System regulates money and credit conditions and interest rates in order to influence general economic conditions primarily through open-market operations in U.S. Government securities, varying the discount rate on bank borrowings, and setting reserve requirements against bank deposits. The policies of the Federal Reserve System have a significant influence on overall growth and distribution of bank loans, investments and deposits, and affect interest rates earned on loans and investments. The general effect, if any, of such policies upon the future business and earnings of the Bank cannot accurately be predicted.

The Company. As a registered bank holding company, the Company is subject to regulation by the Federal Reserve under the BHCA. The BHCA requires every bank holding company to obtain the prior approval of the Board of Governors of the Federal Reserve System (the "Board") before it may merge with or consolidate into another bank holding company, acquire substantially all the assets of any bank or bank holding company, or acquire ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the outstanding voting shares of such bank or bank holding company.

As described above, the BHCA now permits banks and bank holding companies to engage in non-banking financial activities. In order for a bank or a bank holding company to engage in such activities, however, the bank holding company must comply with certain capital and asset requirements and elect to become a financial holding company with the Board. At this time, the Company has not made such an election, nor does it plan to do so in the immediate future. Therefore, subject to a future election to financial holding company status, the Company remains under the rules of the BHCA. Under the BHCA, the Company is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or a bank holding company, and neither the Company nor any subsidiary may engage in any business other than banking, managing or controlling banks or furnishing services to or performing services for its subsidiaries. After notice to or approval of the Board, the Company may, however, own more than 5% of the shares of a company the activities of which the Board has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto, and the bank holding company itself may engage in such activities. The Company has no pending acquisition plans.

As a registered bank holding company, the Company is supervised and regularly examined by the Board. Under the BHCA, the Company is required to file with the Board an annual report and such additional information as may be required. The Board can order bank holding companies and their subsidiaries to cease and desist from any actions which in the opinion of the Board constitute serious risk to the financial safety, soundness or stability of a subsidiary bank and are inconsistent with sound banking principles or in violation of law. The Board has adopted regulations which deal with the measure of capitalization for bank holding companies. Such regulations are essentially the same as those adopted by the FDIC, described below. The Board's regulations also provide that its capital requirements will generally be applied on a bank-only (rather than a consolidated) basis in the case of a bank holding company with less than $150 million in total consolidated assets. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing.

The Change in Bank Control Act prohibits, without prior notice to the Board, the acquisition of "control" of a bank holding company by any person or entity, acting directly or indirectly, or through or in concert with one or more people or entities. For bank holding companies with registered securities, such as the Company, "control" is presumed if after any transaction the acquirer will own (or have the immediately exercisable option to purchase), control, or hold with power to vote 10% or more of any class of voting securities of the bank holding company.

Under Wisconsin law, the Company is also subject to supervision and examination by the Wisconsin Department of Financial Institutions (the "Department"). The Department is also empowered to issue orders to a bank holding company to remedy any condition or policy which, in its determination, endangers the safety of deposits in any subsidiary state bank, or the safety of the bank or its depositors. In the event of noncompliance with such an order, the Department has the power to direct the operation of the state bank subsidiary and withhold dividends from the holding company.

The Company, as the holder of the stock of a Wisconsin state-chartered bank, may be subject to assessment to restore impaired capital of the Bank to the extent provided in Section 220.07, Wisconsin Statutes. Any such assessment would apply only to the Company and not to any shareholder of the Company. The Company has committed to the Department that if the Bank's contingent fund decreases to less than $250,000, the Company will transfer funds to the Bank's contingent fund sufficient to restore the contingent fund to at least $500,000.

The Bank. As a state-chartered institution, the Bank is subject to regulation and supervision by the Department and the Wisconsin Banking Review Board and is periodically examined by the Department's staff. Deposits of the Bank are insured by the Bank Insurance Fund administered by the FDIC and as a result the Bank is also subject to regulation by the FDIC and periodically examined by its staff.

The Federal Deposit Insurance Act requires that the appropriate federal regulatory authority – the FDIC in the case of the Bank (as an insured state bank which is not a member of the Federal Reserve System) – approve any acquisition by it through merger, consolidation, purchase of assets, or assumption of deposits. The same regulatory authority also supervises compliance by the Bank with provisions of federal banking laws which, among other things, prohibit the granting of preferential loans to executive officers, directors, and principal shareholders of banks which have a correspondent relationship with one another.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Department is required for the payment of a dividend which exceeds current year income if dividends declared have exceeded net profits in either of the two immediately preceding years. The various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice; the payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Department should increase minimum required levels of capital; (ii) the total assets of the Bank increase significantly; (iii) the income of the Bank decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of the Bank may decide or be required by the FDIC or the Department to retain a greater portion of the Bank's earnings to achieve or maintain the required capital.

Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on any extensions of credit to the bank holding company or any of its subsidiaries, on investments in stock or other securities of the bank holding company and on the taking of such stock or securities as collateral for loans to any borrower. Under the BHCA and regulations of the Board, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or of any property or service.

The activities and operations of banks are subject to a number of additional detailed, complex and sometimes overlapping federal and state laws and regulations. These include, without limitation, state usury and consumer credit laws, state laws relating to fiduciaries, the USA Patriot Act, the Federal Truth-in-Lending Act and Regulation Z, the Federal Equal Credit Opportunity Act and Regulation B, the Fair Credit Reporting Act, the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Community Reinvestment Act, anti-redlining legislation and the antitrust laws. The Community Reinvestment Act includes provisions under which the federal bank regulatory agencies must consider, in connection with applications for certain required approvals, including applications to acquire control of a bank or bank holding company or to establish a branch, the records of regulated financial institutions in satisfying their continuing and affirmative obligations to help meet the credit needs of their local communities, including those of low and moderate-income borrowers.

The FDIC Improvement Act of 1991, among other things, establishes five tiers of capital requirements: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized. The FDIC has adopted regulations which define the relevant capital measures for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio (total capital to risk-weighted assets) of 10% or greater, a Tier I risk-based capital ratio (Tier I Capital to risk weighted assets) of 6% or greater, and a Tier I leverage capital ratio (Tier I Capital to average assets) of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital of 4% or greater, and (generally) a Tier I leverage capital ratio of 4% or greater, and the institution does not meet the definition of a well capitalized institution. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio less than 8%, or a Tier I risk-based capital ratio less than 4%, or (generally) a Tier I leverage ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio less than 6%, or a Tier I risk-based capital ratio less than 3%, or a Tier I leverage ratio less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%. Undercapitalized banks may be subject to growth limitations and are required to submit a capital restoration plan. If an undercapitalized bank fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions may not, beginning 60 days after becoming critically undercapitalized, make any payment of principal or interest on their subordinated debt. The Bank currently exceeds the regulatory definitions of a well capitalized financial institution.

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Riegle Act"), among other things, permits bank holding companies to acquire banks in any state effective September 29, 1995. The Riegle Act contains certain exceptions relative to acquisitions. For example, a bank holding company may not acquire a bank that has not been in existence for less than a minimum period established by the home state; however, the minimum period cannot exceed five years. The Riegle Act makes a distinction between interstate banking and interstate branching. Under the Riegle Act, banks can merge with banks in another state beginning June 1, 1997, unless a state has adopted a law preventing interstate mergers; however, banks may acquire a branch of a bank in another state only if that state permits out-of-state banks to acquire in-state branches without acquiring the entire bank. Under terms of the BHCA, an acquiring bank may not control more than 10 percent of federal or 30 percent of state total deposits of insured depository institutions. Wisconsin law requires approval by the Department for all acquisitions of Wisconsin banks, whether by an in-state or out-of-state purchaser and requires, in an interstate acquisition by an out-of-state bank holding company, that the acquired bank, or subsidiary banks if acquiring an in-state bank holding company, must have been in existence for at least five years.

Employees

As of March 1, 2004, the Company and the Bank together employed 20 full-time and 9 part-time employees, including 4 personal bankers, an investment officer, 6 operations specialists, 6 customer service representatives, a cashier, a receptionist, a courier, 4 commercial loan officers, a technology specialist, a marketing and administrative assistant, the Bank president and the Chairman of the Board.

Directors and Executive Officers

The directors of the Company and the Bank as of March 1, 2004 were as follows:

Name of Director	Principal Occupation
Paul E. Menzel	Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board and Chief Executive Officer of the Bank
Christine V. Lake	President and Chief Operating Officer of the Company and President and Chief Operating Officer of the Bank
William R. Hayes	Senior Vice President and Treasurer of the Company and Senior Vice President, Cashier and Controller of the Bank
Bernard E. Adee	Senior Vice President of Marshall Financial Consulting, LLC, a financial consulting firm
John F. Goodnow	Co-founder of COB, LLC, a consulting firm specializing in providing turnaround and crisis management services to financially challenged companies
Gregory J. Hoesly	President of Boschert Precision Machinery, Inc., an importer of fabricating machine tools
John E. Horning	Retired Chairman of the Board and Chief Executive Officer of Shorewest Realtors Inc., Wisconsin Mortgage Corporation, and Heritage Title Service
Charles G. Niebler	President of Eye Care Vision Centers, a multi-location optometry practice
James E. Renner	Owner of Renner Oldsmobile and partial owner of Renner Mitsubishi

The executive officers of the Company and the Bank as of March 1, 2004 were as follows:

Name of Executive Officer	Position
Paul E. Menzel	Chairman of the Board and Chief Executive Officer of the Company and Chairman of the Board and Chief Executive Officer of the Bank
Christine V. Lake	President and Chief Operating Officer of the Company and President and Chief Operating Officer of the Bank
William R. Hayes	Senior Vice President and Treasurer of the Company and Senior Vice President, Cashier and Controller of the Bank

Item 2. Description of Property

On May 31, 2000, the Company purchased the building it had previously leased for use as the Bank's main office and the Company's headquarters at 13925 West North Avenue, Brookfield, Wisconsin. The Bank's main office now occupies approximately 8,124 square feet of a larger shopping mall that houses various retail establishments.

The Bank opened its drive-up branch on January 2, 1997. The branch is located in a turn-of-the-century schoolhouse building which has been renovated to house a branch banking facility. The Company owns this facility, which is located on approximately one acre of land at 15565 West North Avenue, Brookfield, Wisconsin and has approximately 1,057 square feet of space. It provides four drive-up kiosks and room for one drive-up automated teller machine.

Item 3. Legal Proceedings

Neither the Company nor the Bank is party to any material legal proceedings.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to the shareholders of the Company for a vote during the fourth quarter of the year ended December 31, 2003.

Part II

Item 5. Market for Common Equity and Related Stockholder Matters

The Company's common stock has traded in the over-the-counter market under the symbol "RFSV" since the completion of the Company's initial public offering in November 1995. High and low bid prices, as reported on the OTC Bulletin Board for each quarter within the last two fiscal years, were as follows:

2002	High	Low
1st Quarter	$7.20	$6.10
2nd Quarter	$8.50	$6.45
3rd Quarter	$8.25	$7.50
4th Quarter	$8.40	$8.00

2003	High	Low
1st Quarter	$ 9.25	$ 8.22
2nd Quarter	$ 9.50	$ 8.22
3rd Quarter	$11.01	$ 8.50
4th Quarter	$12.18	$10.60

These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. These quotations do not include intra-day highs and lows. On March 12, 2003, there were approximately 45 owners of record and approximately 550 beneficial owners of the Company's common stock.

No cash dividends have been declared to date on the Company's common stock. The Company expects that all earnings, if any, will be retained to finance the growth of the Company and the Bank and that no cash dividends will be paid for the foreseeable future. If and when cash dividends are declared, the Company will be dependent upon dividends paid to it by the Bank for funds to pay dividends on its common stock.

On June 30, 2003, RidgeStone Capital Trust I (the "Capital Trust"), a Delaware business trust wholly owned by the Company, completed the sale of $1.5 million trust preferred securities (the "Trust Preferred Securities"). Capital Trust used the proceeds to purchase a like amount of the Company's Junior Subordinated Debentures (the "Debentures"). Under certain circumstances, the Company may defer the payment of interest on the junior subordinated debentures for up to 20 consecutive quarterly periods ("extension period"). To date, interest payments have been made on a current basis. While the Company does not presently intend to defer interest payments on the junior subordinated debentures, during any extension period, the Company may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock.

Wisconsin banking laws restrict the payment of cash dividends by state banks by providing that (i) dividends may be paid only out of a bank's undivided profits, and (ii) prior consent of the Department is required for the payment of a dividend which exceeds the current year's income if dividends declared have exceeded net profits in either of the two immediately preceding years. Additionally, the various bank regulatory agencies have authority to prohibit a bank regulated by them from engaging in an unsafe or unsound practice. The payment of a dividend by a bank could, depending upon the circumstances, be considered such an unsafe or unsound practice. In the event that (i) the FDIC or the Department should increase minimum required levels of capital; (ii) the total assets of the Bank increase significantly; (iii) the income of the Bank decreases significantly; or (iv) any combination of the foregoing occurs, then the Board of Directors of the Bank may decide or be required by the FDIC or the Department to retain a greater portion of the Bank's earnings to achieve or maintain the required capital. In addition to the foregoing, generally speaking, Wisconsin corporations such as the Company are prohibited by the Wisconsin Business Corporation Law from paying dividends while they are insolvent or if the payment of dividends would render them unable to pay debts as they come due in the usual course of business.

Item 6. Management's Discussion and Analysis

Overview

Through the Bank, the Company provides full-service commercial and consumer banking services in its primary market areas of Brookfield, Elm Grove and Wauwatosa, Wisconsin. The Company derives income from two categories: interest income and noninterest income. Interest income, which accounted for approximately 85% of the Company's total revenue in 2003, includes primarily interest payments on loans and loan fees (such as origination fees on real estate mortgage loans, annual fees on home equity and checking lines of credit and credit card fees). Noninterest income, which accounted for approximately 15% of the Company's total revenue in 2003, includes primarily income from sales of loans in the secondary market, other service fees (such as maintenance, overdraft and stop payment fees on deposit accounts, safe deposit fees and miscellaneous fees such as wire transfers, interchange fees on debit cards, merchant credit card income, and brokerage commissions), and the increase in cash surrender value of certain life insurance policies owned by the Company. The Company's primary expenses are interest paid on deposits and employee compensation and benefits.

Operating results are affected primarily by the Company's ability to grow while simultaneously managing the mix of interest-bearing assets and liabilities and matching the maturities of the assets and liabilities to reduce earnings volatility caused by changes in interest rates. Generally speaking, when interest rates rise, the Company realizes additional interest income on outstanding variable rate loans and originates new loans at higher rates. At the same time, the Company realizes increased interest expense since it generally must pay higher rates on deposits and other interest-bearing liabilities. Changes in interest rates, as well as changes in asset and liability volume, impact the Company's net interest income, which is the difference between interest earned on assets and the interest paid on liabilities in a specified time frame. For example, in a rising interest rate environment, the Company will generally realize increased net interest income if its assets re-price faster than its interest bearing liabilities (assuming asset and liability volume remain relatively constant) because the increase in interest income on assets resulting from increased interest rates exceeds the corresponding increase in interest expense on liabilities. This is referred to as a positive gap position. Conversely, in a rising interest rate environment, the Company will generally realize decreased net interest income if its interest bearing liabilities re-price faster than its assets (again assuming asset and liability volume remain relatively constant) because the increase in interest expense on liabilities resulting from increased interest rates exceeds the corresponding increase in interest income on assets. This is referred to as a negative gap position.

In 2003, interest rates generally declined, and the Bank was generally successful in matching its asset and liability repricing. This resulted in lower interest income from variable rate loans and new loans, offset by lower interest rates on deposits and other interest rate liabilities which lowered interest expense. However, average loan volume increased by 18% in 2003 compared to 2002. As a result, the Company's net interest income increased by 17% to $3,497,392 for the year ended December 31, 2003 compared to $2,988,346 for the year ended December 31, 2002.

Towards the latter part of 2003 the Bank had slower growth in the loan portfolio due to a softened economy. As a result of the slower loan growth, the Bank had lower liquidity needs and, as a result, did not actively pursue growth in deposits and other interest-bearing liabilities (which are used to fund loan growth). Because of the low interest rate environment, the Bank concentrated its efforts in the area of refinancing residential real estate mortgages in the long-term market, thus generating a significant increase in fee income. With improving economic conditions expected in 2004, the Bank is expecting increasing loan demand and intends to focus its efforts in generating new business loans and retail deposits to fund those loans while maintaining acceptable levels of net interest margin.

On June 30, 2003, Ridgestone Capital Trust I (the "Capital Trust"), a Delaware business trust wholly owned by the Company, completed the sale of $1.5 million trust preferred securities (the "Trust Preferred Securities"). The Trust Preferred Securities were sold in a private placement to institutional investors. Capital Trust used the proceeds from the offering to purchase a like amount of the Company's Junior Subordinated Debentures (the "Debentures"). The Debentures are the sole assets of the Capital Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements.

The Trust Preferred Securities mature in 30 years and have a 7.00% fixed rate from June 30, 2003 through June 29, 2008. The rate resets on June 30, 2008, and every five years thereafter on June 30, to the five year rate of the LIBOR Swap Curve (as made available on Bloomberg Financial Markets) plus 3.50 percentage points. The distribution rate for the first ten years (until June 29, 2013) may not exceed 12%. The Trust Preferred Securities may be called in part or in full on June 30, 2008 and quarterly thereafter, with 30 days notice, in a minimum principal amount of $500,000 and in increments of $10,000 thereafter. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on June 30, 2033 or upon earlier redemption as provided in the Indenture.

Under certain circumstances, the Company may defer the payment of interest on the junior subordinated debentures for up to 20 consecutive quarterly periods ("extension period"). To date, interest payments have been made on a current basis. While the Company does not presently intend to defer interest payments on the junior subordinated debenture, during any extension period, the Company may not declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock.

The Company has fully and unconditionally guaranteed all of the obligations of Capital Trust. The guarantee covers the quarterly distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the Capital Trust. The Trust Preferred Securities qualify under the risk-based capital guidelines as Tier1 capital for regulatory purposes.

Critical Accounting Policies

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified the determination of the allowance for loan losses and deferred tax assets as critical accounting policies that require material estimates and that are particularly susceptible to significant change in the near term.

Allowance for Loan Losses. The allowance for loan losses is determined using a methodology which reserves currently for those loans in which it is determined that a loss is probable based on characteristics of the individual loan, historical loss patterns of similar, "homogeneous" loans and environmental factors unique to each measurement date. The allowance for loan losses is determined in accordance with FASB Statements 5 and 114 and provides for losses that have potentially been incurred as of the balance sheet date. The allowance is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. The reserving methodology used by the Company has the following components:

Specific reserve. On a monthly basis, management reviews all past due loans and loans previously classified in order to classify or reclassify loans requiring attention, or those with potential losses. Problem loans include credits that have been identified as having underlying problems based on assessment of the borrowers' business cashflow or collateral. Included in this group are those loans that meet the criteria as being "impaired" under the definition in FASB Statement 114. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. On a quarterly basis, impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Ranges of loss are determined based on best- and worst- case scenarios for each loan.

Reserve for homogeneous loan pools. The Company makes a significant number of loans which, due to their underlying similar characteristics, are assessed for loss as "homogeneous" pools. The homogeneous pools of loans are based on credit risk gradings. All of the loans included in the homogeneous pools have been excluded from the specific reserve allocation previously discussed. The Company allocates the allowance for loan losses to each loan category based on a defined methodology. The methodology is based on historical loss information and regulatory averages. Loan types reviewed under this methodology include real estate and consumer loans.

Actual loss ratios experienced in the future could vary from those projected. This uncertainty occurs because other factors affecting the determination of probable losses inherent in the loan portfolio may exist which are not necessarily captured by the application of historical loss ratios. To ensure a higher degree of confidence, an unallocated allowance is also maintained. The unallocated portion of the allowance for loan losses reflects management's view that the allowance should have a margin that recognizes the imprecision underlying the process of estimating expected loan losses. Determination of the probable losses inherent in the portfolio, which are not necessarily captured by the allocated methodology discussed above, involves the exercise of judgment. Factors considered in the evaluation of the adequacy of the Company's unallocated allowance include portfolio exposure due to concentration in specific industries and changes in the economy. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Deferred Taxes. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the reserve for loan losses, deferred compensation, and net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Selected Financial Ratios

Set forth below are selected financial ratios of the Company for the fiscal periods ending 2003, 2002 and 2001:

	2003	2002	2001
Return on average assets	0.75%	0.63%	0.33%
Return on average equity	8.58%	6.81%	3.52%
Dividend payout ratio on common stock	None	None	None
Average equity to average assets	8.74%	9.32%	9.51%

Comparison of Operating Results for the Years Ended December 31, 2003 and December 31, 2002

Net Income. Net income for the fiscal year ended December 31, 2003 increased by 34% to $673,801, or $0.72 per diluted common share, compared with net income of $501,434 or $0.54 per diluted common share, for fiscal 2002. The increase can be primarily attributed to higher fee income from the sale of mortgage loans in the secondary market due to the low interest rate environment, greater average loan volume over the prior year and improved net interest margin. While average loan volume increased over the prior year, having a positive impact on earnings, the Bank experienced a decline in loan volume in the fourth quarter of 2003 as a result of several significant loan customers retiring loans near year-end in the normal course of business and the Bank's inability to immediately replace those loans. In addition, as interest rates stabilized for home loans toward the end of 2003 the refinance market was not as robust as the first part of 2003.

Interest Income. Interest income consists primarily of interest on loans (including loan fees), securities, federal funds sold, and interest-bearing deposits at other financial institutions. Total interest income increased $345,245 or 8% to $4,936,563 for the year ended December 31, 2003 as compared to $4,591,318 for the year ended December 31, 2002. This increase was primarily the result of greater average loan volume in 2003 compared to 2002. The interest yield on average earning assets decreased from 6.54% in fiscal 2002 to 6.09% in fiscal 2003 driven primarily by lower interest rates in the loan portfolio reflective of the low interest rates that prevailed throughout 2003.

Interest Expense. Interest expense primarily represents interest paid to depositors and interest on borrowings. Interest expense decreased to $1,439,171 in fiscal 2003 from $1,602,972 in fiscal 2002, a decrease of $163,801 or 10%, despite an increase in average interest bearing liabilities of 12% at year-end 2003 from year-end 2002. Included in interest expense is interest paid on other borrowings which amounted to $254,753 in fiscal 2003 compared to $150,797 in fiscal 2002. The decrease in interest expense occurred primarily as money market accounts and higher cost time deposits repriced to lower interest rates due to the low interest rate environment, partially offset by interest payments on the Debentures. Average interest-bearing liability rates paid decreased from 2.72% in fiscal 2002 to 2.18% in fiscal 2003.

Set forth below is a summary of the Company's average interest-bearing liabilities and the interest paid on such liabilities during fiscal 2003 and fiscal 2002.

	2003	Average Rate Paid	2002	Average Rate Paid
Interest-bearing demand	$ 2,625,309	0.38%	$ 2,191,221	0.53%
Savings accounts	2,391,898	0.51%	1,765,655	1.00%
Money market accounts	23,719,981	0.71%	25,185,004	1.33%
Time deposits	30,462,377	3.26%	25,677,181	4.24%
Federal funds purchased	1,693,417	1.75%	462,767	2.09%
Trust preferred securities	756,164	7.17%	0	0.00%
Federal Home Loan Bank borrowings	4,500,000	3.79%	3,729,839	3.78%
Total interest-bearing liabilities	$ 66,149,146	2.18%	$ 59,011,667	2.72%

Net Interest Income. Net interest income represents the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Net interest income before provision for loan losses was $3,497,392 for the year ended December 31, 2003, an increase of $509,046 or 17% compared with net interest income of $2,988,346 for the year ended December 31, 2002. Growth in loan volume primarily led to an improvement in the net interest margin to 4.32% at December 31, 2003 from 4.26% at December 31, 2002.

The following table sets forth the average balances and an analysis of the interest rates and interest differential of the Company's earning assets, which earn interest income, and interest bearing liabilities, which accrue interest expense, for fiscal 2003 and fiscal 2002.

Average Balance Sheet and
Analysis of Net Interest Income
Year Ended December 31,

	2003			2002		
	Average Balance	Related Interest	Yield Rate	Average Balance	Related Interest	Yield Rate
Earning assets:						
Deposits in bank	$ 655,320	$ 6,410	0.98%	$ 160,379	$ 2,917	1.82%
Investments (taxable)	365,082	23,943	6.56%	0	0	0.00%
Federal funds sold	2,109,603	19,246	0.90%	3,931,384	64,390	1.64%
Loans (a)	77,865,182	4,886,964	6.28%	66,139,286	4,524,011	6.84%
Total earning assets	$ 80,995,187	$ 4,936,563	6.09%	$ 70,231,049	$ 4,591,318	6.54%
Interest-bearing liabilities:						
Interest-bearing demand	$ 2,625,309	$ 9,898	0.38%	$ 2,191,221	$ 11,637	0.53%
Savings accounts	2,391,898	12,308	0.51%	1,765,655	17,711	1.00%
Money market accounts	23,719,981	169,400	0.71%	25,185,004	334,160	1.33%
Time deposits	30,462,377	992,812	3.26%	25,677,181	1,088,667	4.24%
Federal funds purchased	1,693,417	30,018	1.75%	462,767	9,809	2.09%
Trust preferred securities	756,164	54,250	7.17%	0	0	0%
FHLB borrowings	4,500,000	170,485	3.79%	3,729,839	140,988	3.78%
Total interest-bearing liabs	$ 66,149,146	$ 1,439,171	2.18%	$ 59,011,667	$ 1,602,972	2.72%
Interest spread (b)		$ 3,497,392	3.91%		$ 2,988,346	3.82%
Interest margin (c)			4.32%			4.26%

(a) Non-accruing loans are included in the computation of average balances. Loan interest income includes net loan fees and recognized net deferred loan fees.

(b) The interest spread is the difference between the yield on earning assets and the yield on interest-bearing liabilities.

(c) The interest margin is the net interest income divided by total earning assets.

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected the Company's interest income and interest expense for the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume), and (iv) the net change.

Rate/Volume Analysis of Net Interest Income
Year Ended December 31, 2003
Compared to
Year Ended December 31, 2002

	Increase (Decrease) Due To			
	Volume	Rate	Rate/Volume	Net
Earning assets:				
Deposits in bank	$ 9,002	$ (1,348)	$ (4,161)	$ 3,493
Investments (taxable)	0	0	23,943	23,943
Federal funds sold	(29,838)	(28,524)	13,218	(45,144)
Loans	802,066	(372,986)	(66,127)	362,953
Total earning assets	$ 781,230	$ (402,858)	$ (33,127)	$ 345,245
Interest-bearing liabilities:				
Interest-bearing demand	$ 2,305	$ (3,376)	$ (669)	$ (1,740)
Savings accounts	6,282	(8,625)	(3,059)	(5,402)
Money market accounts	(19,438)	(154,297)	8,976	(164,759)
Time deposits	202,884	(251,811)	(46,928)	(95,855)
Federal funds purchased	26,085	(1,606)	(4,271)	20,208
FHLB borrowings	29,112	319	66	29,497
Trust preferred securities	0	0	54,250	54,250
Total interest-bearing liabilities	$ 247,230	$ (419,396)	$ 8,365	$ (163,801)
Net change in net interest income	$ 534,000	$ 16,538	$ (41,492)	$ 509,046

Provision for Loan Losses. The allowance for loan losses is established, as losses are estimated to have occurred, through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is adequate to cover probable loan losses relating to specifically identified loans, as well as probable loan losses inherent in the balances of the loan portfolio. In accordance with FASB Statements 5 and 114, the allowance is provided for losses that have been incurred as of the balance sheet date and is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. See "Critical Accounting Policies – Allowance for Loan Losses" for additional factors used in determining the allowance for loan losses and provision for loan losses.

As of December 31, 2003, the Company's allowance for loan losses was $729,643 or 0.97% of outstanding loans compared to $736,118 or 0.99% of outstanding loans at December 31, 2002.

During 2003, the Company made a loan loss provision of $393,000 compared to $260,000 in 2002. During 2003, the Bank incurred $401,329 in charge-offs related to three commercial loans and one retail loan compared to $70,684 in charge offs during 2002. The majority of the charge-offs during 2003 related to two failed businesses. The provision was made to bring the allowance to the amount determined necessary by management based on the analysis performed.

Noninterest Income. Total noninterest income consisted of maintenance, overdrafts and stop payment charges on deposit accounts, safe deposit fees, and miscellaneous fees such as wire transfers, interchange fees on debit cards, and merchant credit card income, along with gains on sales of loans, commission income generated by the investment center and an increase in cash surrender value of life insurance policies. Total noninterest income was $897,403 for fiscal 2003 compared to $631,423 for fiscal 2002, an increase of $265,980 or a 42% improvement. Due to a favorable interest rate environment for long-term mortgages during 2003, gains on sales of loans related to long-term loans sold in the secondary market increased by $187,369 in 2003 over the prior year which was the primary factor for the increase in total noninterest income.

Noninterest Expenses. Total noninterest expenses consisted primarily of salaries and employee benefits, occupancy and equipment expenses, data processing fees and professional fees. Total noninterest expenses for fiscal 2003 were $2,972,485 compared to $2,610,467 for fiscal 2002, an increase of $362,018 or 14%. The majority of the increase in noninterest expenses is attributed to salary merit increases and other expenses related to employee benefit plans, higher accounting, legal expenses, and correspondent bank service charges along with increases in general operating expenses.

Provision for Income Taxes. The increase in income before income taxes required a tax provision of $355,509 at a tax rate of 34.3% in fiscal 2003 as compared to $247,868 at a tax rate of 33.5% in fiscal 2002. The effective tax rate increased because tax-exempt income did not increase at the same rate as total pre-tax income.

Comparison of Operating Results for the Years Ended December 31, 2002 and December 31, 2001

Net Income. Net income for the fiscal year ended December 31, 2002 increased by 102% to $501,434, or $0.54 per diluted common share, compared with net income of $247,711 or $0.28 per diluted common share, for fiscal 2001. The increase can be primarily attributed to increased loan volume and lower interest expense combined with greater income from gain on sales of loans.

Interest Income. Interest income consists primarily of interest on loans (including loan fees), securities, federal funds sold, and interest-bearing deposits at other financial institutions. Although average earning assets grew by 6% from year-end 2001 to year-end 2002, total interest income decreased $336,486 or 7% to $4,591,318 for the year ended December 31, 2002 as compared to $4,927,804 for the year ended December 31, 2001. This decrease was primarily the result of lower interest rate yields on average earning assets reflective of the low interest rates that prevailed throughout 2002. The interest yield on average earning assets decreased from 7.46% in fiscal 2001 to 6.54% in fiscal 2002.

Interest Expense. Interest expense primarily represents interest paid to depositors and interest on borrowings from the Federal Home Loan Bank and federal funds purchased. Interest expense decreased to $1,602,972 in fiscal 2002 from $2,580,020 in fiscal 2001, a decrease of $977,048 or 38%, despite an increase in average interest bearing liabilities of 5% at year-end 2002 from year-end 2001. Included in interest expense is interest paid on other borrowings which amounted to $150,757 in fiscal 2002 compared to no borrowings in fiscal 2001. The decrease in interest expense occurred primarily as money market accounts and higher cost time deposits repriced to lower interest rates due to the low interest rate environment noted above. Average interest liability rates paid decreased from 4.60% in fiscal 2001 to 2.72% in fiscal 2002.

Set forth below is a summary of the Company's average interest-bearing liabilities and the interest paid on such liabilities during fiscal 2002 and fiscal 2001.

	2002	Average Rate Paid	2001	Average Rate Paid
Interest-bearing demand	$ 2,191,221	0.53%	$ 1,707,705	0.71%
Savings accounts	1,765,655	1.00%	1,350,888	1.33%
Money market accounts	25,185,004	1.33%	26,144,743	3.52%
Time deposits	25,677,181	4.24%	26,835,809	6.07%
Federal funds purchased	462,767	2.09%	0	0.00%
Federal Home Loan Bank borrowings	3,729,839	3.78%	0	0.00%
Total interest-bearing liabilities	$ 59,011,667	2.72%	$ 56,039,145	4.60%

Net Interest Income. Net interest income represents the difference between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. Net interest income before provision for loan losses was $2,988,346 for the year ended December 31, 2002, an increase of $640,562 or 27% compared with net interest income of $2,347,784 for the year ended December 31, 2001. The growth in earning assets, primarily in loans, and the decline in interest expense led to an improvement in the net interest margin to 4.26% at December 31, 2002 from 3.56% at December 31, 2001.

The following table sets forth the average balances and an analysis of the interest rates and interest differential of the Company's earning assets, which earn interest income, and interest bearing liabilities, which accrue interest expense, for fiscal 2002 and fiscal 2001.

Average Balance Sheet and
Analysis of Net Interest Income
Year Ended December 31,

	2002			2001		
	Average Balance	Related Interest	Yield Rate	Average Balance	Related Interest	Yield Rate
Earning assets:						
Deposits in bank	$ 160,379	$ 2,917	1.82%	$ 127,795	$ 3,476	2.72%
Investments (taxable)	0	0	0.00%	915,484	50,529	5.52%
Federal funds sold	3,931,384	64,390	1.64%	9,624,468	365,039	3.79%
Loans (a)	66,139,286	4,524,011	6.84%	55,361,095	4,508,760	8.14%
Total earning assets	$ 70,231,049	$ 4,591,318	6.54%	$ 66,028,842	$ 4,927,804	7.46%
Interest-bearing liabilities:						
Interest-bearing demand	$ 2,191,221	$ 11,637	0.53%	$ 1,707,705	$ 12,047	0.71%
Savings accounts	1,765,655	17,711	1.00%	1,350,888	18,014	1.33%
Money market accounts	25,185,004	334,160	1.33%	26,144,743	920,883	3.52%
Time deposits	25,677,181	1,088,667	4.24%	26,835,809	1,629,076	6.07%
Federal funds purchased	462,767	9,809	2.09%	0	0	0.00%
FHLB borrowings	3,729,839	140,988	3.78%	0	0	0.00%
Total interest-bearing liabs	$ 59,011,667	$ 1,602,972	2.72%	$ 56,039,145	$ 2,580,020	4.60%
Interest spread (b)		$ 2,988,346	3.82%		$ 2,347,784	2.86%
Interest margin (c)			4.26%			3.56%

(a) Non-accruing loans are included in the computation of average balances. Loan interest income includes net loan fees and recognized net deferred loan fees.
(b) The interest spread is the difference between the yield on earning assets and the yield on interest-bearing liabilities.
(c) The interest margin is the net interest income divided by total earning assets.

The following table describes the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities affected the Company's interest income and interest expense for the periods indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), (iii) changes attributable to changes in rate/volume (changes in rate multiplied by changes in volume), and (iv) the net change.

	Rate/Volume Analysis of Net Interest Income Year Ended December 31, 2002 Compared to Year Ended December 31, 2001			
	Increase (Decrease) Due To			
	Volume	Rate	Rate/Volume	Net
Earning assets:				
Deposits in bank	$ 887	$ (1,152)	$ (294)	$ (559)
Investments (taxable)	(50,529)	(50,529)	50,529	(50,529)
Federal funds sold	(215,929)	(207,405)	122,685	(300,649)
Loans	877,805	(721,991)	(140,563)	15,251
Total earning assets	$ 612,234	$ (981,077)	$ 32,357	$ (336,486)
Interest-bearing liabilities:				
Interest-bearing demand	$ 3,411	$ (2,978)	$ (843)	$ (410)
Savings accounts	5,531	(4,463)	(1,370)	(302)
Money market accounts	(33,804)	(573,989)	21,070	(586,723)
Time deposits	(70,335)	(491,285)	21,210	(540,410)
Federal funds purchased	0	0	9,809	9,809
FHLB borrowings	0	0	140,988	140,988
Total interest-bearing liabilities	$ (95,197)	$ (1,072,715)	$ 190,864	$ (977,048)
Net change in net interest income	$ 707,431	$ 91,638	$ (158,507)	$ 640,562

Provision for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the collectibility of a loan balance is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is adequate to cover probable loan losses relating to specifically identified loans, as well as probable loan losses inherent in the balances of the loan portfolio. In accordance with FASB Statements 5 and 114, the allowance is provided for losses that have been incurred as of the balance sheet date and is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. See "Critical Accounting Policies – Allowance for Loan Losses" for additional factors used in determining the allowance for loan losses and provision for loan losses.

During 2002, the Company made a loan loss provision of $260,000 compared to $133,000 in 2001. The provision was made to bring the reserve to the amount determined necessary by management based on the analysis performed. The $127,000 increase in loan loss provision in fiscal 2002 compared to fiscal 2001 was primarily due to economic uncertainty.

As of December 31, 2002, the Company's loan loss reserve was $736,118 or 1.00% of outstanding loans compared to $544,804 or 0.97% of outstanding loans at December 31, 2001.

Noninterest Income. Total noninterest income consisted of service charges on deposit accounts, gains on sales of loans, commission income generated by the investment center and an increase in cash surrender value of life insurance policies. Total noninterest income was $631,423 for fiscal 2002 compared to $457,710 for fiscal 2001, an increase of $173,713 or a 38% improvement. Due to a favorable interest rate environment for long-term mortgages during 2002, gains on sales of loans related to long-term loans sold in the secondary market increased by $98,948 in 2002 over the prior year which was the primary factor for the increase in total noninterest income.

Noninterest Expenses. Total noninterest expenses consisted primarily of salaries and employee benefits, occupancy and equipment expenses, data processing fees and professional fees. Total noninterest expenses for fiscal 2002 were $2,610,467 compared to $2,333,807 for fiscal 2001, an increase of $276,660 or 12%. The majority of the increase in noninterest expenses is attributed to higher personnel costs due to additional staff, salary merit increases, higher 401(k) expenses and increased insurance costs. A portion of the increase also results from a gain on the sale of other real estate in 2001, which resulted in lower expenses that year.

Provision for Income Taxes. The increase in income before income taxes required a tax provision of $247,868 in fiscal 2002 as compared to $90,976 in fiscal 2001.

Financial Condition

Total Assets. The Company reported total assets of $88,322,699 at December 31, 2003, an increase of $2,355,678 or 3% from December 31, 2002 with assets of $85,967,021. The increase in assets was primarily in cash and cash equivalents, interest bearing deposits in banks, and available for sale securities funded primarily with the Company's Debentures and deposit growth.

Cash and Cash Equivalents. Cash and cash equivalents was $5,733,356 at December 31, 2003 compared to $4,431,478 at December 31, 2002 and represents cash maintained at the Bank and funds that the Bank and the Company have deposited in other financial institutions. The Bank reported $2,278,000 of federal funds sold (which are inter-bank funds with daily liquidity) on December 31, 2003 and no federal funds sold as of December 31, 2002. Short-term investments in commercial paper with maturities of three months or less increased to $500,000 as of December 31, 2003 compared to no short-term investments as of December 31, 2002.

Interest Bearing Deposits. Total interest bearing deposits in banks as of December 31, 2003 were $551,079 compared to $87,427 as of December 31, 2002, an increase of $463,652, primarily due to an investment of a portion of the proceeds from the Company's issuance of the Debentures on June 30, 2003.

Available for Sale Securities. The Company's investment portfolio increased $611,600 from $138,460 as of December 31, 2002 to $750,060 at December 31, 2003. The securities were placed in the available for sale category of the investment portfolio as the securities may be liquidated to provide cash for operating or financing purposes. The increase from the prior period was primarily the result of investing a portion of the proceeds from the Company's issuance of the Debentures on June 30, 2003 and deposit growth.

The following table summarizes the maturity dates of those securities as of December 31, 2003.

Investment Portfolio Repricing Schedule

	1 year or less	After 1 year through 5 years	After 5 years	Total
Available for Sale Securities:				
Corporate Securities	$ 50,060	$ 0	$ 700,000	$ 750,060
Weighted Average Yield	9.00%	0%	7.00%	7.13%

Amortized costs and fair values of available for sale securities are discussed in Note 3 to the Company's Consolidated Financial Statements.

Loans. Loans prior to the allowance for loan losses increased to $75,126,628 at December 31, 2003 from $73,986,943 at December 31, 2002, an increase of $1,139,685 or 2%. The modest increase in loan growth is a reflection of the slowness in the economic recovery during 2003, resulting in customers who have paid down lines of credit. As the economy improves, management anticipates increased loan demand, which it expects will be generated primarily through existing customers drawing on unfunded loan commitments as well as new loan originations generated by the Bank's marketing efforts. To fund future loan growth, management intends to seek continued growth in commercial and consumer deposits through sales efforts directed towards the expansion of existing client relationships and marketing efforts directed at the acquisition of new client relationships. Also, during fiscal year 2003 the Bank originated $30,775,043 in mortgage loans sold in the secondary market compared to $21,736,512 in secondary market loans originated in 2002. The favorable interest rate environment for long-term mortgage loans primarily drove the increase in secondary market loan volume. There were $650,000 and $2,160,021 of mortgage loans held for sale at December 31, 2003 and December 31, 2002, respectively.

With the anticipation of an increasing rate environment, the Bank's emphasis in 2004 will be to expand its commercial portfolio with short-term, interest-rate sensitive assets, which should result in an improvement in net interest income as interest rates rise. With respect to retail banking, the emphasis will be to increase short-term residential mortgage loans which are held in the Bank's portfolio, originate real estate loans for sale in the secondary market to generate fee income, and increase home equity lines and loans with new and existing customer relationships. With the anticipated loan growth in 2004, increased emphasis will be placed on generating deposits from both commercial and personal customers.

The following table summarizes the distribution of the Company's loans at December 31, 2003 and December 31, 2002.

	Loan Portfolio Composition December 31,	
	2003	2002
Real Estate		
Construction	$ 6,175,933	$ 6,387,484
Commercial	24,910,619	25,831,597
Residential	16,506,285	13,783,616
Commercial	26,931,914	27,145,458
Installment and Consumer	601,877	838,788
Total Loans	$ 75,126,628	$ 73,986,943

The following table summarizes the maturities of the Company's loan portfolio at December 31, 2003 (excluding residential real estate, installment and consumer).

	Loan Maturities			
	1 year or less	After 1 through 5 years	After 5 years	Total
Commercial & Commercial Real Estate	$ 26,400,603	$ 23,872,467	$ 1,569,463	$ 51,842,533
Real estate-construction	2,780,959	3,322,036	72,938	6,175,933
Total	$ 29,181,562	$ 27,194,503	$ 1,642,401	$ 58,018,466

The following table summarizes the sensitivity of Company's loan portfolio to interest rate changes by fixed and adjustable-rate loans due after one year at December 31, 2003 (excluding residential real estate, installment and consumer).

	Loans Due After One Year With:		
	Predetermined Rates	Floating or adjustable interest rates	Total
Commercial & Commercial Real Estate	$ 22,318,406	$ 3,123,524	$ 25,441,930
Real estate-construction	3,322,036	72,938	3,394,974
Total	$ 25,640,442	$ 3,196,462	$ 28,836,904

Non-Performing Assets. The Bank undertakes a continuous loan review process to promote early identification of credit quality problems in its loan portfolio and to ensure compliance with its loan policy and documentation practices. Any past due loans and identified problem loans are reviewed with the Board of Directors of the Bank on a monthly basis.

Each loan which becomes contractually past due 90 days or more as to principal or interest payments is reviewed by management and reported to the Loan Committee of the Board of Directors of the Bank. These loans would then be placed on a non-accrual status and all past accrued interest would be reversed. Cash collections on loans placed on non-accrual status are credited to the loan receivable balance and no interest income is recognized until the principal balance is current. Loans are returned to accrual status when principal and interest amounts contractually due are brought current and future payments are reasonably assured. Management has identified one commercial loan in the amount of $258,151 which is not in nonaccrual which management considers to be impaired.

As of December 31, 2003, management was not aware of any significant loans, group of loans or segments of the loan portfolio not included above, where there were serious doubts as to the ability of the borrowers to comply with the loan payment terms.

The Company had $286,770 and $59,712 nonperforming loans, respectively, as of December 31, 2003 and December 31, 2002.

There was $22,448 and $3,026 in unrecorded interest income related to non-accruing loans as of December 31, 2003 and December 31, 2002. The amounts of cash-basis interest income on non-accruing loans that were included in net income for fiscal 2003 and fiscal 2002 were $0 and $6,430, respectively.

Allowance for Loan Losses. Based on the loss estimates described in "Critical Accounting Policies – Allowance for Loan Losses," management determines its best estimate of the required loan loss allowance. Management's evaluation of the factors described above resulted in an allowance for loan losses of $729,643 or 0.97% of loans at December 31, 2003 compared to $736,118 or 0.99% of loans at December 31, 2002. The Company has allocated its allowance for loan losses at the end of the period presented as follows:

	Amount of Allowance for Loan Losses Allocated as of 12/31/03	Percent of Allowance for Loan Losses	Percent of Loans to Total Loans
Commercial and commercial real estate loans	$ 472,320	65%	69%
Real estate – construction	22,087	3%	8%
Real estate – residential mortgages	18,385	3%	22%
Installment loans to individuals	59,755	8%	1%
Unfunded loan commitments	10,813	1%	NA
Unallocated	$ 146,283	20%	NA
Total	$ 729,643	100%	100%

The resulting provisions for loan losses are the amounts required to maintain the allowance for loan losses at levels deemed necessary by management after taking into consideration charge-offs and recoveries. The provisions for loan losses for the years ended December 31, 2003 and 2002 were $393,000 and $260,000, respectively. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

During fiscal 2003, the Bank charged $401,329 against the allowance for loan losses related to three commercial loans and one retail loan and had recoveries of $1,854 related to a commercial and retail loan. This compares to $70,684 in charge offs during 2002 and $1,998 in recoveries during 2002.

Set forth below is an analysis of the Company's provision for loan losses.

Summary of Loan Loss Experience
And Loan Loss Provisions

	2003	2002	2001
Balance at beginning of period	$ 736,118	$ 544,804	$ 696,206
Charge-offs:			
Commercial	$ 400,367	$ 70,684	$ 321,082
Real Estate:			
Construction	0	0	0
Commercial	0	0	0
Other Mortgages	0	0	0
Installment-consumer	962	0	7,397
Total Charge-offs	$ 401,329	$ 70,684	$ 328,479
Recoveries:			
Commercial	1,178	0	42,860
Real Estate:			
Construction	0	0	0
Commercial	0	0	0
Other Mortgages	0	0	0
Installment-consumer	676	1,998	1,217
Total Recoveries	$ 1,854	$ 1,998	$ 44,077
Net charge-offs (recoveries)	$ 399,475	$ 68,686	$ 284,402
Additions charged to operations	393,000	260,000	133,000
Balance at end of period	$ 729,643	$ 736,118	$ 544,804
Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.51%	0.10%	0.51%

Other Assets. The Company's office building, leasehold improvements and equipment less accumulated depreciation and amortization was $2,501,472 at December 31, 2003 compared to $2,488,734 at December 31, 2002. Cash surrender value of life insurance at December 31, 2003 was $2,360,516 compared to $2,252,516 at December 31, 2002. Accrued interest receivable and other assets was $1,379,231 at December 31, 2003 compared to $1,157,560 at December 31, 2002.

Deposits. Deposits increased by $1,470,591 from $71,185,940 as of December 31, 2002 to $72,656,531 on December 31, 2003, resulting from growth in other time deposits.

As of December 31, 2003, time deposits over $100,000 totaled $14,664,070 and represented 20% of total deposits. Set forth below is a schedule of the maturities as of December 31, 2003 for the Company's time deposits of $100,000 or more.

Time Deposits of $100,000 or more
Maturity Schedule

	3 mos Or less	Over 3 mos. Thru 6 mos.	Over 6 mos. Thru 12 mos.	Over 12 months	Total
Certificates of Deposit	$ 2,292,595	$2,299,711	$3,774,066	$6,297,698	$14,664,070

Other Liabilities. Accrued interest payable and other liabilities of $1,718,084 at December 31, 2003 compared to $1,568,170 at December 31, 2002 were primarily made up of accrued interest payable on deposit accounts, accounts payable and deferred employee benefits.

Borrowed Funds. The Bank is a member of the Federal Home Loan Bank (the "FHLB") and has a master contract with the FHLB which provides for borrowing up to a maximum of 60% of the book value of the Bank's first lien one- to four-family real estate loans which were approximately $4,862,000 at December 31, 2003. The advances are collateralized by a security agreement pledging a portion of the Bank's real estate mortgages with a carrying value of approximately $8,081,000 and $8,481,000 at December 31, 2003 and 2002, respectively, and FHLB stock.

During fiscal 2002, the Bank experienced strong and increasing demand for commercial loans. As a result of this demand, in order to fund loan growth, the Bank borrowed $4,500,000 from the FHLB during fiscal 2002, with applicable interest rates ranging from 3.61% to 3.99% and with varying maturities through May 2004. The same amount of borrowings of $4,500,000 were outstanding as of December 31, 2003.

As of December 31, 2003, the Bank had no federal funds purchased, which are inter-bank funds with daily maturities, compared to $1,112,000 on December 31, 2002. Deposit growth accounted for the reduction in federal funds sold.

Liquidity. For banks, liquidity generally represents the ability to meet withdrawals from deposits and the funding of loans. The assets that provide liquidity are cash, federal funds sold and short-term loans and securities. Further, subject to certain limits, the Company has the ability to acquire additional funds through short-term borrowings from other financial institutions. Liquidity needs are influenced by economic conditions, interest rates and competition. The loan-to-deposit ratio prior to allowance for loan losses on December 31, 2003 was 103% compared to 104% on December 31, 2002.

As of December 31, 2003 the Company had $2,955,356 in cash and due from banks, $2,278,000 in federal funds sold, and $500,000 in short-term investments plus various sources of credit available to fund loans and loan commitments. These available credit sources include Federal Funds lines of credit, loans from the FHLB and loans from the Federal Reserve Bank. Certain of these lines would be collateralized with other assets of the Bank.

Net cash provided by operating activities for the twelve months ended December 31, 2003 was $2,584,691 compared to $81,896 used in operations in the prior period. The increase in cash from operating activities during 2003 was primarily due to net income, a reduction in loans held for sale and provisions for loan losses.

Net cash used in investing activities for the twelve months ended December 31, 2003 was $2,757,773 compared to $18,148,010 in the prior period. The net increase in cash used in investing activities during 2003 included an increase in interest bearing deposits in banks, purchase of available for sale securities and a net increase in loans.

Net cash provided by financing activities for the twelve months ended December 31, 2003 was $1,474,960 compared to $13,059,422 in the prior period. In 2003, the increase in cash was primarily due to an increase in deposits and proceeds from the issuance of the Company's Debentures offset by a decrease in Federal Funds purchased and the purchase of treasury stock.

Off-Balance Sheet Liabilities. The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, commitments under credit card arrangements, commercial letters of credit and standby letters of credit. These financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received. See Note 14 to the Company's Consolidated Financial Statements.

As of December 31, 2003, the Company has $21,625,028 in unfunded loan commitments created in the normal course of business and approved in the same manner as the other loans on the balance sheet. This compares to $19,400,871 in unfunded loan commitments as of December 31, 2002. The following table summarizes the Company's exposure to these off-balance sheet commitments:

Financial instruments:	2003	2002
Commitments to extend credit	$ 20,387,848	$ 18,173,438
Credit card commitments	1,092,182	1,139,875
Standby letters of credit	144,998	87,558

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

Credit card commitments are unsecured.

Capital Resources. As of December 31, 2003, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain the minimum total risk-based, Tier I risk-based, and Tier 1 leverage ratios as set forth in "Description of Business – Supervision and Regulation." There have been no conditions or events since these notifications that management believes have changed the Bank's category. See Note 17 to the Company's Consolidated Financial Statements for actual ratios for 2003 and 2002.

When the Company exceeds $150,000,000 in assets, the Company will be required to meet certain regulatory capital requirements. The Company's Debentures will be included as Tier I capital and will have a positive effect on the Company's capital ratios.

On July 23, 2003, during the Company's third fiscal quarter, the Company announced that its Board of Directors authorized the repurchase of up to 50,000 shares of its outstanding common stock. As of August 1, 2003, the Company had repurchased 50,000 shares at a weighted average purchase price of $9.86 per share. The Company currently has no further authorization to repurchase additional shares.

During 2003, 19,582 shares of common stock were issued in connection with the Company's stock option plan.

Asset/Liability Management. Closely related to liquidity management is the management of interest-earning assets and interest-bearing liabilities. The Company manages its rate sensitivity position to avoid wide swings in net interest margins and to minimize risk due to changes in interest rates.

Changes in net interest income, other than volume related changes, arise when interest rates on assets reprice in a time frame or interest rate environment that is different from the repricing period for liabilities. Changes in net interest income also arise from changes in the mix of interest earning assets and interest-bearing liabilities.

The Company currently does not expect to experience any material fluctuations in its net interest income in the short term as a consequence of changes in interest rates.

The Company's strategy with respect to asset/liability management is to maximize net interest income while limiting exposure to interest rate volatility. This strategy is implemented by the Bank's management, which takes action based upon its analysis of the Bank's present positioning, its desired future positioning, economic forecasts, and its goals. The Company's goal is to maintain a monthly GAP position within + or - 25% of 1.00.

The following table summarizes the repricing opportunities as of December 31, 2003 for each major category of interest-earning assets and interest-bearing liabilities:

	Interest-Rate-Sensitive Assets and Liabilities				
	0-89 days	90-179 days	180-359 days	360+ days	Total
Investments	$ 50,060	0	0	700,000	$ 750,060
Loans	$ 33,037,454	3,235,298	8,179,691	30,674,185	$ 75,126,628
Total Rate Sensitive Assets	$ 33,087,514	3,235,298	8,179,691	31,374,185	$ 75,876,688
Rate Sensitive Liabilities [a]	$ 31,290,146	5,271,552	8,071,618	13,773,405	$ 58,406,721
GAP	$ 1,797,368	(2,036,254)	108,073	17,600,780	$ 17,469,967
Cumulative GAP	$ 1,797,368	(238,886)	(130,813)	17,469,967	
GAP/Rate Sensitive Assets	5.43%	(0.66)%	(0.29)%	23.02%	

[a] Savings, NOW, and money market demand deposits are considered immediately repricable.

Impact of Inflation and Changing Prices

Unlike most industries, essentially all of the assets and liabilities of a bank are monetary in nature. As such, the level of prices has less effect than interest rates. Prices and interest rates do not always move in the same direction. The Company's consolidated financial statements and notes are generally prepared in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.

DISTRIBUTION OF ASSETS, LIABILITIES AND STOCKHOLDERS' EQUITY
Average Balance Sheet

		2003		2002
Cash and due from banks	$	3,748,852	$	3,251,400
Federal funds sold		2,109,603		3,931,384
Interest-bearing deposits in other banks		655,320		160,379
Investment securities:				
U.S. Treasury, agency and other securities		365,082		328,247
Loans:				
Real estate mortgages		15,533,943		13,116,691
Consumer-net		1,210,875		1,093,094
Commercial and other		61,120,364		51,929,501
Total		77,865,182		66,139,286
Less allowance for loan losses		(758,025)		(578,449)
Net loans		77,107,157		65,560,837
Fixed assets		2,497,652		2,498,729
Other real estate owned		0		0
Cash surrender value of life insurance		2,294,840		2,197,379
Other assets		1,062,273		1,105,976
Total assets	$	89,840,779	$	79,034,331

		2003		2002
Interest-bearing deposits:				
Interest-bearing demand	$	2,625,309	$	2,191,221
Savings accounts		2,391,898		1,765,655
Money market deposit accounts		23,719,981		25,185,004
Time deposits		30,462,377		25,677,181
Federal funds purchased		1,693,417		462,767
Trust preferred securities		756,164		0
FHLB borrowings		4,500,000		3,729,839
Total interest-bearing deposits		66,149,146		59,011,667
Demand deposits		13,310,486		10,619,471
Total deposits		79,459,632		69,631,138
Other liabilities		2,524,978		2,039,718
Total liabilities		81,984,610		71,670,856
Equity capital		7,856,169		7,363,475
Total liabilities and capital	$	89,840,779	$	79,034,331

Item 7. Financial Statements



Independent Auditor's Report

Board of Directors
Ridgestone Financial Services, Inc.
Brookfield, Wisconsin

We have audited the accompanying consolidated balance sheet of Ridgestone Financial Services, Inc. and Subsidiaries as of December 31, 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of Ridgestone Financial Services, Inc. and Subsidiaries, as of and for each of the two years in the period ended December 31, 2002, were audited by other auditors whose report dated February 14, 2003, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ridgestone Financial Services, Inc. and Subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

Wipfli LLP

February 13, 2004
Milwaukee, Wisconsin



Virchow Krause & company

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
Ridgestone Financial Services, Inc.

We have audited the accompanying consolidated balance sheet of Ridgestone Financial Services, Inc. and Subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ridgestone Financial Services, Inc. and Subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

VIRCHOW, KRAUSE & COMPANY, LLP

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
February 14, 2003

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2003 and 2002

Assets	2003	2002
Cash and due from banks	$2,955,356	$4,431,478
Federal funds sold	2,278,000	0
Short-term investments	500,000	0
Cash and cash equivalents	5,733,356	4,431,478
Interest-bearing deposits	551,079	87,427
Securities available for sale	750,060	138,460
Loans held for sale	650,000	2,160,021
Loans, net of allowance for loan losses of $729,643 and $736,118 in 2003 and 2002, respectively	74,396,985	73,250,825
Premises and equipment, net	2,501,472	2,488,734
Cash surrender value of life insurance	2,360,516	2,252,516
Accrued interest receivable and other assets	1,379,231	1,157,560
TOTAL ASSETS	$88,322,699	$85,967,021
Liabilities and Stockholders' Equity		
Liabilities:		
Demand deposits	$14,249,810	$14,352,801
Savings and NOW deposits	27,282,946	29,680,304
Other time deposits	31,123,775	27,152,835
Total deposits	72,656,531	71,185,940
Federal funds purchased	0	1,112,000
Other borrowings	4,500,000	4,500,000
Guaranteed preferred beneficial interests in the Company's subordinated debentures	1,500,000	0
Accrued interest payable and other liabilities	1,718,084	1,568,170
Total liabilities	80,374,615	78,366,110
Stockholders' equity:		
Preferred stock, no par value, 2,000,000 shares authorized, no shares issued	0	0
Common stock, no par value, 10,000,000 shares authorized, 897,241 shares and 877,659 shares issued in 2003 and 2002, respectively	8,574,703	8,423,619
Accumulated deficit	(133,664)	(807,465)
Accumulated other comprehensive income (loss)	60	(15,243)
Treasury stock, at cost - 50,000 shares in 2003	(493,015)	0
Total stockholders' equity	7,948,084	7,600,911
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$88,322,699	$85,967,021

See accompanying notes to consolidated financial statements.

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Interest and dividend income:			
Loans, including fees	$4,886,964	$4,524,011	$4,508,760
Investment securities - taxable	30,353	0	50,529
Other interest and dividend income	19,246	67,307	368,515
Total interest and dividend income	4,936,563	4,591,318	4,927,804
Interest expense:			
Deposits	1,184,418	1,452,175	2,580,020
Federal funds purchased	30,018	9,809	0
Borrowed funds	224,735	140,988	0
Total interest expense	1,439,171	1,602,972	2,580,020
Net interest income	3,497,392	2,988,346	2,347,784
Provision for loan losses	393,000	260,000	133,000
Net interest income after provision for loan losses	3,104,392	2,728,346	2,214,784
Noninterest income:			
Customer service fees	162,136	149,241	110,822
Net gain on sale of loans	427,151	239,782	140,834
Increase in cash surrender value of life insurance	126,000	133,754	111,611
Gain on sale of securities available for sale	5,290	0	0
Other income	176,826	108,646	94,443
Total noninterest income	897,403	631,423	457,710
Noninterest expense:			
Salaries	1,207,647	1,145,898	1,035,256
Employee benefits	519,338	508,258	429,627
Occupancy	140,351	159,924	185,448
Furniture and equipment	89,799	108,916	132,348
Computer services	144,490	125,430	126,988
Professional fees	223,974	145,325	139,089
Other expenses	646,886	416,716	285,051
Total noninterest expense	2,972,485	2,610,467	2,333,807
Income before provision for income taxes	1,029,310	749,302	338,687
Provision for income taxes	355,509	247,868	90,976
Net income	$673,801	$501,434	$247,711
Basic earnings per share	$0.78	$0.57	$0.28
Diluted earnings per share	$0.72	$0.54	$0.28

See accompanying notes to consolidated financial statements.

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity
Ended December 31, 2003, 2002, and 2001

	Common Stock	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2000	$8,417,117	($1,556,610)	($59,052)	$0	$6,801,455
Comprehensive income:					
Net income		247,711			247,711
Change in unrealized gains and losses on securities available for sale			4,015		4,015
Income tax effect			(1,566)		(1,566)
Total comprehensive income					250,160
Balance, December 31, 2001	8,417,117	(1,308,899)	(56,603)	0	7,051,615
Comprehensive income:					
Net income		501,434			501,434
Change in unrealized gains and losses on securities available for sale			67,803		67,803
Income tax effect			(26,443)		(26,443)
Total comprehensive income					542,794
Issuance of 1,167 shares of common stock	6,502				6,502
Balance, December 31, 2002	8,423,619	(807,465)	(15,243)	0	7,600,911
Comprehensive income:					
Net income		673,801			673,801
Change in unrealized gains and losses on securities available for sale			20,593		20,593
Reclassification adjustment for gains realized in income			(5,290)		(5,290)
Total comprehensive income					689,104
Tax benefit of nonqualified stock options exercised	41,700				41,700
Issuance of 19,582 shares of common stock	109,384				109,384
Purchase of 50,000 shares of treasury stock				(493,015)	(493,015)
Balance, December 31, 2003	$8,574,703	($133,664)	$60	($493,015)	$7,948,084

See accompanying notes to consolidated financial statements.

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	$673,801	$501,434	$247,711
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for depreciation	151,216	168,986	192,013
Gain on sale of securities available for sale	(5,290)	0	0
Provision for loan losses	393,000	260,000	133,000
Increase in cash surrender value of life insurance	(108,000)	(117,411)	(97,919)
Provision for deferred income taxes	39,934	58,389	90,976
Gain on other real estate owned	0	0	(66,414)
Changes in operating assets and liabilities:			
Loans held for sale	1,510,021	(1,130,821)	(474,200)
Accrued interest receivable and other assets	(261,605)	(146,469)	119,529
Accrued interest payable and other liabilities	191,614	323,996	(53,355)
Total adjustments	1,910,890	(583,330)	(156,370)
Net cash provided by (used in) operating activities	2,584,691	(81,896)	91,341
Cash flows from investing activities:			
Net (increase) decrease in interest-bearing deposits	(463,652)	(2,918)	31,525
Maturities, prepayments, sales, and calls of available-for-sale securities	108,993	0	0
Purchases of available-for-sale securities	(700,000)	0	(37,474)
Maturities, prepayments, and calls of held-to-maturity securities	0	0	1,490,141
Net increase in loans	(1,539,160)	(17,978,313)	(2,015,196)
Proceeds from sales of premises and equipment	0	103,753	15,839
Purchases of premises and equipment	(163,954)	(270,532)	(97,540)
Net disbursements on other real estate owned	0	0	(41,275)
Proceeds from sales of other real estate owned	0	0	777,274
Net cash provided by (used in) investing activities	(2,757,773)	(18,148,010)	123,294

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Cash flows from financing activities:			
Net increase (decrease) in deposits	$1,470,591	$7,440,920	($1,577,581)
Net change in federal funds purchased	(1,112,000)	1,112,000	0
Proceeds from borrowings	0	4,500,000	0
Net proceeds from issuance of guaranteed preferred beneficial interests in the Company's subordinated debentures	1,500,000	0	0
Proceeds from issuance of common stock	109,384	6,502	0
Purchase of treasury stock	(493,015)	0	0
Net cash provided by (used in) financing activities	1,474,960	13,059,422	(1,577,581)
Net increase (decrease) in cash and cash equivalents	1,301,878	(5,170,484)	(1,362,946)
Cash and cash equivalents at beginning	4,431,478	9,601,962	10,964,908
Cash and cash equivalents at end	$5,733,356	$4,431,478	$9,601,962
Supplemental cash flow information:			
Cash paid during the year for:			
Interest on deposits and borrowings	$1,441,101	$1,641,326	$2,830,257
Income taxes	230,000	25	25
Noncash investing and financing activities:			
Tax benefit of nonqualified stock options exercised	$41,700	$0	$0

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

Consolidation - The consolidated financial statements of Ridgestone Financial Services, Inc. (the "Company") include the accounts of its wholly owned subsidiaries, Ridgestone Bank (the "Bank") and Ridgestone Capital Trust I (the "Capital Trust"). Ridgestone Bank includes the accounts of its wholly owned subsidiary, Ridgestone Real Estate Divestitures, Inc. In December 2001, Ridgestone Real Estate Divestitures, Inc. ceased operations. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States and conform to general practices within the banking industry. All significant intercompany accounts and transactions have been eliminated in consolidation.

Nature of Banking Activities - The consolidated income of the Company is principally from the income of the Bank. The Bank grants commercial, residential, and consumer loans to and accepts deposits from customers primarily in southeastern Wisconsin. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products. Additionally, the Company and the Bank are subject to the regulations of certain regulatory agencies and undergo periodic examination by those regulatory agencies.

Use of Estimates - In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and deferred tax assets.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold, and short-term investments, all of which mature within 90 days. The Bank maintains amounts due from banks which, at times, may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Interest-Bearing Deposits in Banks - Interest-bearing deposits in banks mature within one year and are carried at cost.

Securities - Securities are classified as available for sale and are carried at fair value, with unrealized gains and losses reported in other comprehensive income, net of the related deferred tax effect. Amortization of premiums and accretion of discounts are recognized in interest income using the interest method over the life of the securities. Declines in fair value of securities that are deemed to be other-than-temporary, if applicable, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers independent price quotations, projected target prices of investment analysts within the short term, and the financial condition of the issuer. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific-identification method.

Note 1 Summary of Significant Accounting Policies (Continued)

Federal Home Loan Bank Stock - As a member of the Federal Home Loan Bank (FHLB) system, the Bank is required to hold stock in the FHLB based on the anticipated amount of FHLB borrowings to be advanced. This stock is recorded at cost, which approximates fair value. Transfer of the stock is substantially restricted. Total FHLB stock of $248,800 and $230,800 as of December 31, 2003 and 2002, respectively, is included in other assets.

Loans Held for Sale - Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. All sales are made without recourse.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the amount of unpaid principal, reduced by the allowance for loan losses and any deferred fees or costs in originating loans. Interest income is accrued on the unpaid principal balance. The accrual of interest income on impaired loans is discontinued when, in the opinion of management, there is reasonable doubt as to the borrower's ability to meet payment of interest or principal when they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Loans are returned to accrual status when the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance for loan losses is adequate to cover probable credit losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio. The allowance is provided for losses that have been incurred as of the balance sheet date and is based on past events and current economic conditions, and does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Impairment is measured on a loan-by-loan basis for commercial and commercial real estate loans by the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

In addition, various regulatory agencies periodically review the allowance for loan losses. These agencies may require the Bank to make additions to the allowance for loan losses based on their judgments of collectibility from information available to them at the time of their examination.

Note 1 Summary of Significant Accounting Policies (Continued)

Premises and Equipment - Premises and equipment are stated at cost, net of accumulated depreciation. Provisions for depreciation are computed on straight-line and accelerated methods over the estimated useful lives of the assets, which range from 15 to 40 years for buildings and 3 to 10 years for equipment. Gains or losses on disposition of premises and equipment are reflected in income.

Other Real Estate Owned - Other real estate owned, acquired through partial or total satisfaction of loans, is carried at the lower of cost or fair value less cost to sell. At the date of foreclosure, losses are charged to the allowance for loan losses. After foreclosure, revenue and expenses from operations and changes in the valuation allowance are included in income as incurred.

Profit-Sharing Plan - The Company has established a trusteed contributory 401(k) profit sharing plan for qualified employees. The Company's policy is to fund contributions as accrued.

Income Taxes - The Company files a consolidated federal income tax return and separate company state income tax returns. Accordingly, amounts equal to tax benefits of those companies having taxable federal losses or credits are reimbursed by the other companies that incur federal tax liabilities.

Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The differences relate principally to the allowance for loan losses, deferred compensation, and net operating loss carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation Plan - At December 31, 2003, the Company has a stock-based employee compensation plan which is described more fully in Note 12. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the approximate market value of the underlying common stock on the date of grant. The following table illustrates, in accordance with Statement of Financial Accounting Standards (SFAS) No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure*, the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

Note 1 Summary of Significant Accounting Policies (Continued)

	2003	2002	2001
Net income - As reported	$673,801	$501,434	$247,711
Deduct: Total stock-based employee compensation expense determined under a fair value based method for all awards granted, net of related tax effects	(109,128)	(145,978)	(170,418)
Pro forma net income	$564,673	$355,456	$77,293
Basic earnings per share - As reported	$0.78	$0.57	$0.28
Pro forma basic earnings per share	$0.66	$0.41	$0.09
Diluted earnings per share - As reported	$0.72	$0.54	$0.28
Pro forma diluted earnings per share	$0.60	$0.39	$0.09

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they become payable or when related fees are incurred or received.

Rate Lock Commitments - The Company enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. The Company's rate lock commitments were $723,200 at December 31, 2003.

Segment Information - The Company, through its banking subsidiary, provides a full range of consumer and commercial banking services to individuals and businesses in the Milwaukee Metropolitan area. These services include demand, time, and savings deposits; safe deposit services; credit cards; secured and unsecured consumer, commercial, and real estate loans; ATM processing; cash management; and financial planning.

While the Company's chief decision makers monitor the revenue streams of various Company products and services, operations are managed and financial performance is evaluated on a companywide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains and losses on securities available for sale, net of tax, which are recognized as a separate component of equity, accumulated other comprehensive income (loss).

Note 1 Summary of Significant Accounting Policies (Continued)

Earnings per Share - Earnings per share are computed based upon the weighted average number of common shares outstanding during each year. In the computation of diluted earnings per share, all dilutive stock options are assumed to be exercised at the beginning of each year and the proceeds are used to purchase shares of the Company's common stock at the average market price during the year.

A reconciliation of the numerators and the denominators of earnings per share assuming dilution are:

	Income	Shares	Per Share Amount
2003			
Earnings	$673,801	859,756	$0.78
Effect of options		74,134	
Earnings - Assuming dilution	$673,801	933,890	$0.72
2002			
Earnings	$501,434	876,492	$0.57
Effect of options		45,611	
Earnings - Assuming dilution	$501,434	922,103	$0.54
2001			
Earnings	$247,711	876,492	$0.28
Effect of options		3,121	
Earnings - Assuming dilution	$247,711	879,613	$0.28

New Accounting Pronouncements - In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure - an Amendment of SFAS 123*. SFAS No. 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation. This statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results, and requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances, and have been provided herein. The Company decided preliminarily not to adopt the fair value based method of accounting, but will continue to monitor the accounting developments in this area.

Note 1 Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements (Continued) - In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. This statement amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group process and in connection with implementation issues raised in relation to the application of the definition of a derivative. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The adoption had no material impact on the Company's results of operations, financial position, or liquidity.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity*. SFAS No. 150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003; otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption had no material impact on the Company's results of operations, financial position, or liquidity.

In November 2002, the FASB issued Interpretation No. 45, an interpretation of FASB Statements No. 5, 57, and 107, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its financial statements regarding certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN 45 were effective as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 were effective beginning January 1, 2003. The adoption had no material impact on the Company's results of operations, financial position, or liquidity.

In December 2003, FASB issued a revised Interpretation No. 46 ("FIN 46R"), *Consolidation of Variable Interest Entities*. This interpretation provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's financial statements if it meets certain criteria as defined in the interpretation. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. FIN 46R is effective immediately for interests in an entity subject to this interpretation created after December 31, 2003; otherwise, this interpretation is to be applied by the beginning of the first annual period beginning after December 31, 2004. See Note 9 for the Company's assessment of the impact the interpretation will have on the consolidated financial statements.

Reclassifications - Certain 2002 and 2001 amounts have been reclassified to conform with the 2003 presentation. The reclassifications have no effect on reported amounts of net income or equity.

Note 2 Cash and Due From Banks

The Bank is required to maintain vault cash and reserve balances with federal reserve banks based upon a percentage of deposits. These requirements approximated $244,000 and $222,000 at December 31, 2003 and 2002, respectively.

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation of up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

Note 3 Securities

Amortized costs and estimated fair value of available-for-sale securities as of December 31, 2003 and 2002, are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2003				
Available for sale:				
Capital securities	$700,000	$0	$0	$700,000
Other equity securities	50,000	60	0	50,060
Total	$750,000	$60	$0	$750,060
December 31, 2002				
Available for sale:				
Other equity securities	$153,703	$15,471	$30,714	$138,460

The contractual maturities of the capital securities are greater than 15 years. Expected maturities will differ from contractual maturities because the borrowers have the right to call or prepay the obligations without penalties. Typically these securities are callable after 5 years.

Following is a summary of the proceeds from sales of investment securities available for sale, as well as gross gains and losses for the years ended December 31:

	2003	2002	2001
Proceeds from sale of securities	$108,993	$0	$0
Gross gains on sales	$21,830	$0	$0
Gross losses on sales	$16,540	$0	$0

There were no securities pledged as collateral at December 31, 2003 and 2002.

The Company did not have any temporary impairment losses at December 31, 2003.

Note 4 Loans

Major classification of loans are as follows at December 31:

	2003	2002
Real estate loans:		
Construction	$6,175,933	$6,387,484
Commercial	24,910,619	25,831,597
Residential	16,506,285	13,783,616
Commercial loans	26,931,914	27,145,458
Installment and consumer loans	601,877	838,788
Subtotals	75,126,628	73,986,943
Less - Allowance for loan losses	729,643	736,118
Loans, net	$74,396,985	$73,250,825

The aggregate amount of nonperforming loans was approximately $286,770 and $59,712 at December 31, 2003 and 2002, respectively. Nonperforming loans are those that are contractually past due 90 days or more as to interest or principal payments, on nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If nonperforming loans had been current, approximately $20,059, $2,708, and $2,190 of interest income would have been recognized for the years ended December 31, 2003, 2002, and 2001, respectively.

An analysis of impaired loans at December 31 follows:

	2003	2002
Impaired loans with a valuation allowance	$492,331	$0
Impaired loans without a valuation allowance	50,590	59,712
Total impaired loans	542,921	59,712
Less - Allowance for loan losses	194,000	0
Net investment in impaired loans	$348,921	$59,712

Note 4 Loans (Continued)

An analysis of impaired loans for the years ended December 31 follows:

	2003	2002	2001
Average recorded investment	$524,345	$62,400	$230,538
Interest income recognized	$20,523	$6,430	$6,468
Interest income recognized using the cash basis	$-0-	$6,430	$6,468

The Bank, in the ordinary course of business, grants loans to the Company's executive officers and directors, including affiliated companies in which they are principal owners. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other persons and did not involve more than normal risks of collectibility or present other unfavorable features.

Activity in related-party loans during 2003 is summarized below:

Loans outstanding, January 1	$2,253,607
Changes in related parties	153,034
New loans	3,492,325
Repayments	(2,192,317)
Loans outstanding, December 31	$3,706,649

Note 5 Allowance for Loan Losses

The allowance for loan losses reflected in the accompanying consolidated financial statements represents the allowance available to absorb loan losses. An analysis of changes in the allowance is presented in the following table as of December 31:

	2003	2002	2001
Balance at beginning	$736,118	$544,804	$696,206
Charge-offs	(401,329)	(70,684)	(328,479)
Recoveries of amounts charged off	1,854	1,998	44,077
Provision charged to operations	393,000	260,000	133,000
Balance at end	$729,643	$736,118	$544,804

Note 6 Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation at December 31 and are summarized as follows:

	2003	2002
Land	$232,200	$232,200
Buildings and leasehold improvements	2,362,254	2,300,964
Furniture and equipment	1,224,469	1,121,805
Totals	3,818,923	3,654,969
Less - Accumulated depreciation and amortization	1,317,451	1,166,235
Net depreciated value	$2,501,472	$2,488,734

Depreciation expense amounted to $151,216, $168,986, and $192,013 in 2003, 2002, and 2001, respectively.

Note 7 Deposits

The aggregate amount of time deposits, each with a minimum denomination of $100,000, was $14,664,070 and $10,010,986 at December 31, 2003 and 2002, respectively.

At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$17,350,370
2005	8,154,474
2006	2,126,653
2007	2,804,045
2008	688,233
Total	$31,123,775

Note 8 Other Borrowings

Other borrowings consist of the following at December 31:

3.61% to 3.99% fixed rate FHLB advances, interest payable monthly with principal due during 2004	$4,500,000	$4,500,000

Note 8 Other Borrowings (Continued)

The Bank has a master contract with the FHLB which provides for borrowing up to a maximum of 60% of the book value of the Bank's first lien one- to four-family real estate loans, which were approximately $4,862,000 at December 31, 2003. The advances are collateralized by a security agreement pledging a portion of the Bank's real estate mortgages with a carrying value of approximately $8,081,000 and $8,481,000 at December 31, 2003 and 2002, respectively, and FHLB stock.

Note 9 Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures

On June 30, 2003, Ridgestone Capital Trust I, a Delaware business trust wholly owned by the Company, completed the sale of $1.5 million trust preferred securities (the "Trust Preferred Securities"). The Trust Preferred Securities were sold in a private placement to institutional investors. The Capital Trust used the proceeds from the offering to purchase a like amount of the Company's Junior Subordinated Debentures (the "Debentures"). The Debentures are the sole assets of the Capital Trust and are eliminated, along with the related income statement effects, in the consolidated financial statements.

Effective in the first annual period after December 31, 2004, in accordance with recent guidance provided on the application of FIN 46R, the Company will be required to deconsolidate the Capital Trust from its financial statements. Accordingly, the Debentures issued by the Company to the Capital Trust (as opposed to the Trust Preferred Securities issued by the Capital Trust) will be reflected in the Company's consolidated balance sheet as long-term debt. The deconsolidation of the net assets and results of operations of this trust will have an immaterial impact on the Company's consolidated financial statements since the Company continues to be obligated to repay the Debentures held by the Capital Trust and guarantees repayment of the Trust Preferred Securities issued by the Capital Trust. The consolidated long-term debt obligation related to the Capital Trust will increase from $1,500,000 to $1,550,000 upon deconsolidation, with the difference representing the Company's common ownership interest in the Capital Trust.

The Trust Preferred Securities mature in 30 years and have a 7.00% fixed rate from June 30, 2003 through June 29, 2008. The rate resets on June 30, 2008, and every five years thereafter on June 30, to the five- year rate of the LIBOR Swap Curve (as made available on Bloomberg Financial Markets) plus 3.50 percentage points. The rate for the first ten years (until June 29, 2013) may not exceed 12%. The Trust Preferred Securities may be called in part or in full on June 30, 2008, and quarterly thereafter, with 30 days' notice, in a minimum principal amount of $500,000 and in increments of $10,000 thereafter. The Trust Preferred Securities are mandatorily redeemable upon the maturity of the Debentures on June 30, 2033, or upon earlier redemption.

The Company has fully and unconditionally guaranteed all of the obligations of the Capital Trust. The guarantee covers the quarterly distributions and payments on liquidation or redemption of the Trust Preferred Securities, but only to the extent of funds held by the Capital Trust. The Trust Preferred Securities qualify under the risk-based capital guidelines as Tier1 capital for regulatory purposes.

The Company used the proceeds from the sales of the Debentures for general corporate purposes.

Note 10 Income Taxes

The provision for income taxes included in the accompanying consolidated financial statements consists of the following components at December 31:

	2003	2002	2001
Current tax expense:			
Federal	$268,431	$166,595	$0
State	47,144	22,884	0
Total current	315,575	189,479	0
Deferred tax expense:			
Federal	32,041	50,450	78,607
State	7,893	7,939	12,369
Total deferred	39,934	58,389	90,976
Total provision for income taxes	$355,509	$247,868	$90,976

The net deferred tax assets in the accompanying consolidated balance sheets include the following amounts of deferred tax assets and liabilities at December 31:

	2003	2002
Deferred tax assets		
Allowance for loan losses	$254,081	$235,732
Deferred compensation	326,989	277,813
Other	3,154	8,887
Deferred tax assets	584,224	522,432
Deferred tax liabilities:		
Depreciation	(77,519)	(42,299)
FHLB stock	(14,705)	(7,673)
Prepaid expenses	0	(20,394)
Deferred tax liabilities	(92,224)	(70,366)
Net deferred tax asset	$492,000	$452,066

Management believes it is more likely than not, that the gross deferred tax assets will be fully realized. Therefore, no valuation allowance has been recorded as of December 31, 2003 and 2002.

Note 10 Income Taxes (Continued)

A reconciliation of statutory federal income taxes based upon income before taxes to the provision for income taxes for the years ended December 31 follows:

	2003		2002		2001	
	Amount	% of Pretax Income	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income taxes at statutory rate	$349,965	34.0	$254,763	34.0	$115,154	34.0
Increases in taxes resulting from state income taxes, net of federal tax benefit	36,324	3.5	37,057	5.0	0	0.0
Increase in cash surrender value of life insurance	(36,720)	(3.6)	(45,476)	(6.1)	(37,948)	(11.2)
Other, net	5,940	0.6	1,524	0.2	13,770	4.1
Provision for income taxes	$355,509	34.5	$247,868	33.1	$90,976	26.9

Note 11 Profit Sharing Plan

The Company has a trusteed 401(k) plan. The plan is available to substantially all employees. Contributions to the plan are based on the Company achieving desired profitability, and additional discretionary contributions can be authorized by the Board of Directors. Employees are allowed to defer a portion of their salary to the plan up to the amount allowed by federal law. The Company contributed $28,950, $45,326, and $24,156 in 2003, 2002, and 2001, respectively.

Note 12 Stock Option Plan

The Ridgestone Financial Services, Inc. 1996 Stock Option Plan as amended (the "Plan") provides for the granting of options to purchase up to 525,000 shares of common stock to key officers and employees of the Company. Options granted to date under the Plan have been granted at the fair market value of the common stock on the date of the grant. Options granted under the Plan may be exercised 33.33% per year, become fully vested after three years following the date of grant, and must be exercised within a ten-year period.

The fair value of the awards is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions in 2003, 2002, and 2001: zero percent dividend yield; expected volatility of 22.0%, 22.0%, and 22.8%, respectively; risk-free interest rate of 4.21%, 4.00%, and 5.56%, respectively; and expected lives that coincide with the option period of ten years.

Note 12 Stock Option Plan (Continued)

Activity is summarized in the following table:

	2003		2002		2001	
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price
Outstanding - beginning of year	412,182	$9.91	370,092	$10.23	286,475	$11.77
Options:						
Granted	54,050	8.82	47,150	7.10	84,500	5.00
Exercised	(19,582)	5.59	(1,167)	5.57	0	0.00
Canceled or forfeited	(500)	7.90	(3,893)	8.07	(883)	9.20
Net change	33,968		42,090		83,617	
Outstanding - end of year	446,150	$9.83	412,182	$9.91	370,092	$10.23
Exercisable at year-end	333,967		286,574		215,600	
Weighted average fair value of options granted		$3.82		$3.01		$2.44
Available for future grant at year-end	57,664		111,214		154,471	

Note 12 Stock Option Plan (Continued)

The following table summarizes information about Plan awards outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$11.19	49,640	2.50 years	$11.19	49,640	$11.19
$13.92	49,692	3.33 years	$13.92	49,692	$13.92
$18.50	49,175	4.33 years	$18.50	49,175	$18.50
$11.00	62,500	5.50 years	$11.00	62,500	$11.00
$6.00	63,650	6.33 years	$6.00	63,650	$6.00
$5.00	72,734	7.33 years	$5.00	45,268	$5.00
$7.10	44,959	8.33 years	$7.10	14,042	$7.10
$8.70	51,300	9.33 years	$8.70	0	
$11.28	2,500	9.75 years	$11.28	0	
	446,150			333,967	

Note 13 Salary Continuation Agreement

The Company has entered into salary continuation agreements with various executive officers. The agreements provide for the payment of specified amounts upon the employee's retirement or death which is being accrued over the anticipated remaining period of employment. Amounts accrued and included within other liabilities were $823,383 and $648,760 as of December 31, 2003 and 2002, respectively. Expenses recognized for future benefits under these agreements totaled $185,097, $185,287, and $167,653 in 2003, 2002, and 2001, respectively.

Note 14 Commitments and Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized in the consolidated balance sheets.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and issuing letters of credit as they do for on-balance-sheet instruments.

Note 14 Commitments and Contingencies (Continued)

A summary of the contract or notional amount of the Company's exposure to off-balance-sheet risk as of December 31, 2003 and 2002, is as follows:

	2003	2002
Commitments to extend credit:		
Fixed	$2,880,712	$4,405,233
Variable	17,507,136	13,768,205
Credit card commitments	1,092,182	1,139,875
Standby letters of credit	144,998	87,558

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties. Credit card commitments are unsecured.

As of December 31, 2003, the Company does not engage in the use of interest rate swaps, future, or option contracts.

Note 15 Concentration of Credit Risk

Practically all of the Bank's loans, commitments, and standby letters of credit have been granted to customers in the Bank's market area. Although the Bank has a diversified loan portfolio, the ability of its debtors to honor their contracts is dependent on the economic conditions of the counties surrounding the Bank. The concentration of credit by type of loan is set forth in Note 4.

Note 16 Retained Earnings

The principal source of liquidity for the Company will be dividends from the Bank. Under Wisconsin law, the Bank is restricted as to the maximum amount of dividends it may pay on its common stock. A Wisconsin bank may not pay dividends except out of net earnings. A bank's ability to pay dividends may also be restricted in the event that losses in excess of undivided profits have been charged against surplus. Unless exempted by the Wisconsin Department of Financial Institutions, Division of Banking, a state bank may not pay or declare dividends on capital stock in excess of 50% of its net earnings until its surplus fund is fully restored to an amount equal to 100% of the bank's capital stock. Federal regulators have authority to prohibit a bank from engaging in any action deemed by it to constitute an unsafe or unsound practice, including payment of dividends.

Note 16 Retained Earnings (Continued)

Federal Reserve Board policy provides that a bank holding company should not pay dividends unless (i) the dividends can be fully funded out of net income from the Company's net earnings over the prior year and (ii) the prospective rate of earnings retention appears consistent with the Company (and its subsidiaries).

Note 17 Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk-weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and Tier 1 capital (as defined) to average assets (as defined). Management believes that as of December 31, 2003, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2003, the most recent notification from the regulatory agencies categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since these notifications that management believes have changed the Bank's category.

Note 17 Regulatory Capital Requirements (Continued)

The Bank's actual capital amounts and ratios are presented in the following table:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2003:						
Total capital (to risk-weighted assets)	$9,273,000	11.3%	≥ $6,539,760	≥ 8.0%	≥ $8,174,700	≥ 10.0%
Tier I capital (to risk-weighted assets)	$8,544,000	10.5%	≥ $3,269,886	≥ 4.0%	≥ $4,904,820	≥ 6.0%
Tier I capital (to average assets)	$8,544,000	9.5%	≥ $3,609,240	≥ 4.0%	≥ $4,511,500	≥ 5.0%
December 31, 2002:						
Total capital (to risk-weighted assets)	$7,993,000	10.6%	≥ $6,044,781	≥ 8.0%	≥ $7,555,976	≥ 10.0%
Tier I capital (to risk-weighted assets)	$7,257,000	9.6%	≥ $3,022,390	≥ 4.0%	≥ $4,533,585	≥ 6.0%
Tier I capital (to average assets)	$7,257,000	8.8%	≥ $3,302,280	≥ 4.0%	≥ $4,127,850	≥ 5.0%

Note 18 Fair Value of Financial Instruments

Current accounting standards require that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments.

Cash and Short-Term Investments - The carrying amounts reported in the consolidated balance sheets for cash and due from banks, interest-bearing deposits in other financial institutions, and federal funds sold approximate the fair value of these assets.

Securities - Fair values are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage, and other consumer. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan. The estimate of maturity is based on the Company's repayment schedules for each loan classification. In addition, for impaired loans, marketability and appraisal values for collateral were considered in the fair value determination.

FHLB Stock and Cash Surrender Value of Life Insurance - The carrying amount reported in the consolidated balance sheets approximates the fair value of assets.

Note 18 Fair Value of Financial Instruments (Continued)

Deposit Liabilities - The fair value of deposits with no stated maturity, such as non-interest-bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand at the reporting date. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate reflects the credit quality and operating expense factors of the Company.

Federal Funds Purchased - The carrying amount reported in the consolidated balance sheets for federal funds purchased approximates the liability's fair value.

Other Borrowings - The fair values of the Company's long-term borrowings (other than deposits) are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debt - The carrying amount of accrued interest approximates its fair value.

Accrued Interest - The carrying amount of accrued interest approximates its fair value.

Off-Balance-Sheet Instruments - The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the counterparties. Since this amount is immaterial, no amounts for fair value are presented.

Note 18 Fair Value of Financial Instruments (Continued)

The carrying amount and estimated fair value of financial instruments at December 31, 2003 and 2002, were as follows:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$5,733,356	$5,733,356	$4,431,478	$4,431,478
Interest-bearing deposits	551,079	551,079	87,427	87,427
Securities available for sale	750,060	750,060	138,460	138,460
FHLB stock	248,800	248,800	230,800	230,800
Loans held for sale	650,000	650,000	2,160,021	2,160,021
Loans, net	74,396,985	75,302,183	73,250,825	73,035,436
Cash surrender value of life insurance	2,360,516	2,360,516	2,252,516	2,252,516
Accrued interest receivable	369,750	369,750	321,561	321,561
Financial liabilities:				
Deposits	72,656,531	72,973,659	71,185,940	71,439,883
Federal funds purchased	0	0	1,112,000	1,112,000
Other borrowings	4,500,000	4,523,641	4,500,000	4,605,852
Guaranteed preferred beneficial interests in the Company's subordinated debentures	1,500,000	1,500,000	0	0
Accrued interest payable	419,550	419,550	421,005	421,005

Limitations - Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial assets or liabilities include premises and equipment, goodwill and intangibles, and other assets and other liabilities. In addition, the tax ramifications related to the realization of the unrealized gains or losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 19 Parent Company Only Financial Statements

Balance Sheets
December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents	$182,207	$87,061
Interest-bearing deposits	551,079	87,427
Securities available for sale	50,060	138,460
Investment in subsidiaries	8,594,385	7,256,573
Accrued interest receivable and other assets	127,357	31,949
TOTAL ASSETS	$9,505,088	$7,601,470
Liabilities and Stockholders' Equity		
Liabilities:		
Subordinated debentures	$1,550,000	$0
Accrued interest payable and other liabilities	7,004	559
Total liabilities	1,557,004	559
Stockholders' equity:		
Preferred stock, no par value, 2,000,000 shares authorized, no shares issued	0	0
Common stock, no par value, 10,000,000 shares authorized, 897,241 shares and 877,659 shares issued in 2003 and 2002, respectively	8,574,703	8,423,619
Treasury stock, at cost - 50,000 shares in 2003	(493,015)	0
Accumulated deficit	(133,664)	(807,465)
Accumulated other comprehensive income (loss)	60	(15,243)
Total stockholders' equity	7,948,084	7,600,911
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$9,505,088	$7,601,470

Note 19 Parent Company Only Financial Statements (Continued)

Statements of Income
Years Ended December 31, 2003, 2002, and 2001

	2003	2002	2001
Income:			
Interest on deposits in banks	$6,410	$2,917	$3,476
Gain on sale of securities	5,290	0	0
Other income	4,500	4,500	9,964
Total income	16,200	7,417	13,440
Expenses:			
Interest on subordinated debentures	54,250	0	0
Salaries	7,403	4,150	0
Professional fees	51,596	28,923	23,034
Other expenses	23,262	15,100	164
Total expenses	136,511	48,173	23,198
Loss before credit for income taxes and equity in undistributed earnings of subsidiary	(120,311)	(40,756)	(9,758)
Credit for income taxes	(48,000)	(16,300)	(3,900)
Loss before equity in undistributed earnings of subsidiary	(72,311)	(24,456)	(5,858)
Equity in undistributed earnings of subsidiary	746,112	525,890	253,569
Net income	$673,801	$501,434	$247,711

RIDGESTONE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 19 Parent Company Only Financial Statements (Continued)

Statements of Cash Flows
Years Ended December 31, 2003, 2003, and 2001

	2003	2002	2001
Increase (decrease) in cash and cash equivalents:			
Cash flows from operating activities:			
Net income	$673,801	$501,434	$247,711
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Gain on sale of investment securities	(5,290)	0	0
Equity in undistributed earnings of subsidiary	(746,112)	(525,890)	(253,569)
Changes in operating assets and liabilities:			
Accrued interest receivable and other assets	(95,408)	(16,300)	106,100
Accrued interest payable and other liabilities	6,445	559	0
Total adjustments	(840,365)	(541,631)	(147,469)
Net cash provided by (used in) operating activities	(166,564)	(40,197)	100,242
Cash flows from investing activities:			
Investment in subsidiary	(550,000)	0	0
Net (increase) decrease in interest-bearing deposits	(463,652)	(2,918)	31,525
Proceeds from sale of available-for-sale securities	108,993	0	0
Purchases of available-for sale-securities	0	0	(35,474)
Net cash used in investing activities	(904,659)	(2,918)	(3,949)
Cash flows from financing activities:			
Proceeds from issuance of subordinated debentures	1,550,000	0	0
Proceeds from issuance of common stock	109,384	6,502	0
Purchases of treasury stock	(493,015)	0	0
Net cash provided by financing activities	1,166,369	6,502	0
Net increase (decrease) in cash and cash equivalents	95,146	(36,613)	96,293
Cash and cash equivalents at beginning	87,061	123,674	27,381
Cash and cash equivalents at end	$182,207	$87,061	$123,674
Supplemental cash flow information:			
Cash paid during the year for:			
Interest on borrowings	$54,250	$0	$0
Income taxes	0	25	25
Noncash investing and financing activities:			
Tax benefit of nonqualified stock options exercised	$41,700	$0	$0

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Following recent regulatory changes resulting from the Sarbanes-Oxley Act of 2002, the Company and its independent auditors, Virchow, Krause & Company, LLP ("Virchow"), determined that Virchow would not be able to continue to provide the internal audit outsourcing function previously provided by Virchow while acting as the Company's independent auditors. As a result, on March 18, 2003, Virchow informed the Audit Committee of the Board of Directors of the Company that it would decline to stand for re-appointment as the Company's independent auditors, and the Company engaged Wipfli LLP as its new independent accountants, to act as the principal accountants in auditing the Company's financial statements for fiscal 2003. The information required by Item 8 is contained in the section entitled "Item 4. Changes in Registrant's Certifying Accountant" on the Company's Current Report on Form 8-K filed on March 20, 2003, and is incorporated herein by reference.

Item 8a. Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Chairman of the Board and Chief Executive Officer of the Company and the Senior Vice President and Treasurer of the Company, of the effectiveness of the design and operation of the Company's disclosure controls and procedures, as defined in Exchange Act Rules 13a-14(c) and 15d-14(c), as of the end of the period covered by this Annual Report on Form 10-KSB. Based on that evaluation, they concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to them to allow timely decisions regarding required disclosure.

There has been no change in the Company's internal control over financial reporting that occurred during the Company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Part III

Item 9. Directors, and Executive Officers of the Registrant, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The information required by this Item is hereby incorporated by reference to the information under the captions entitled "Election of Directors," "Executive Officers," "Miscellaneous – Section 16(a) Beneficial Ownership Reporting Compliance," and "Miscellaneous – Code of Ethics" set forth in the Company's definitive Proxy Statement for its 2004 Annual Meeting of Shareholders (the "Proxy Statement").

Item 10. Executive Compensation

The information required by this Item is hereby incorporated by reference to the information under the captions entitled "Board of Directors – Director Compensation" and "Executive Compensation" set forth in the Proxy Statement.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to Item 403 of Regulation S-B is hereby incorporated by reference to the information under the caption entitled "Principal Shareholders" set forth in the Proxy Statement.

The information with respect to Item 201(d) of Regulation S-B as of December 31, 2003, is as follows:

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	446,150	$9.83	57,664
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	446,150	$9.83	57,664

Item 12. Certain Relationships and Related Transactions

The information required by this Item is hereby incorporated by reference to the information under the caption entitled "Certain Transactions" set forth in the Proxy Statement.

Item 13. Exhibits and Reports on Form 8-K

(a) Exhibits

Reference is made to the separate exhibit index contained on page E-1 hereof.

(b) Reports on Form 8-K

The Company did not file a Current Report on Form 8-K during the quarter ended December 31, 2003. The Company furnished the following Current Reports on Form 8-K during the quarter ended December 31, 2003.

Date of Report	Date Furnished	Items
October 28, 2003	October 29, 2003	Item 12 (including a press release announcing financial results for the three and nine months ended September 30, 2003)
November 14, 2003	November 14, 2003	Item 9 (including Consolidated Balance Sheets as of September 30, 2003 and December 31, 2002, Consolidated Statements of Income for the three and nine months ended September 30, 2003 and 2002, Consolidated Statements of Cash Flows for the nine months ended September 30, 2003 and 2002, Consolidated Statements of Stockholders' Equity for the nine months ended September 30, 2003 and 2002 and Notes to Consolidated Financial Statements.
December 23, 2003	December 23, 2003	Item 9

Item 14. Principal Accountant Fees and Services

The information required by this Item is hereby incorporated by reference to the information under the caption entitled "Independent Auditors - Certain Fees" set forth in the Proxy Statement.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 19, 2004.

RIDGESTONE FINANCIAL SERVICES, INC.

By: /s/ Paul E. Menzel
Paul E. Menzel
Chairman of the Board and Chief Executive Officer

In accordance with the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities indicated on March 19, 2004:

Signatures	Title
/s/ Paul E. Menzel Paul E. Menzel	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Christine V. Lake Christine V. Lake	President, Chief Operating Officer and Director
/s/ William R. Hayes William R. Hayes	Sr. Vice President, Treasurer and Director (Principal Financial and Accounting Officer)
/s/ Bernard E. Adee Bernard E. Adee	Director
/s/ John F. Goodnow John F. Goodnow	Director
/s/ Gregory J. Hoesly Gregory J. Hoesly	Director
/s/ John E. Horning John E. Horning	Director
/s/ Charles G. Niebler Charles G. Niebler	Director
/s/ James E. Renner James E. Renner	Director

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
3.1	Articles of Incorporation of Ridgestone Financial Services, Inc., as amended. [Incorporated by reference to Exhibit 4.4 to Ridgestone Financial Services, Inc.'s Registration Statement on Form S-8 (Registration No. 333-52323)]
3.2	Amendments to the By-Laws of Ridgestone Financial Services, Inc.
3.3	By-Laws of Ridgestone Financial Services, Inc., as amended
*10.1	Ridgestone Financial Services, Inc. 1996 Stock Option Plan, as amended. [Incorporated by reference to Exhibit 4.1 to Ridgestone Financial Services, Inc.'s Registration Statement on Form S-8 (Registration No. 333-52323)]
*10.2	Form of Stock Option Agreement used in conjunction with the Ridgestone Financial Services, Inc. 1996 Stock Option Plan, as amended. [Incorporated by reference to Exhibit 4.2 to Ridgestone Financial Services, Inc.'s Registration Statement on Form S-8 (Registration No. 333-52323)]
*10.3	Employment Agreement, dated as of December 31, 1996, between Ridgestone Financial Services, Inc. and Paul E. Menzel. [Incorporated by reference to Exhibit 10.6 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-27984)]
*10.4	First Amendment to Employment Agreement, dated as of December 31, 1997, between Ridgestone Financial Services, Inc. and Paul E. Menzel. [Incorporated by reference to Exhibit 10.8 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-27984)]
*10.5	Employment Agreement, dated as of December 31, 1996, between Ridgestone Financial Services, Inc. and William R. Hayes. [Incorporated by reference to Exhibit 10.7 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-27984)]
*10.6	First Amendment to Employment Agreement, dated as of December 31, 1997, between Ridgestone Financial Services, Inc. and William R. Hayes. [Incorporated by reference to Exhibit 10.10 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-27984)]
*10.7	Employment Agreement, dated as of December 31, 1996, between Ridgestone Financial Services, Inc. and Christine V. Lake. [Incorporated by reference to Exhibit 10.8 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (File No. 0-27984)]
*10.8	First Amendment to Employment Agreement, dated as of December 31, 1997, between Ridgestone Financial Services, Inc. and Christine V. Lake. [Incorporated by reference to Exhibit 10.12 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997 (File No. 0-27984)]

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
*10.9	Salary Continuation Agreement, dated October 20, 1998, by and between Ridgestone Bank and Paul E. Menzel. [Incorporated by reference to Exhibit 10.1 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.10	Split Dollar Agreement, dated October 20, 1998, by and between Ridgestone Bank and Paul E. Menzel. [Incorporated by reference to Exhibit 10.2 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.11	Split Dollar Agreement, dated October 20, 1998, by and between Ridgestone Bank and Paul E. Menzel. [Incorporated by reference to Exhibit 10.3 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.12	Form of Executive Incentive Retirement Agreement, dated October 20, 1998, by and between Ridgestone Bank and each of Christine V. Lake and William R. Hayes. [Incorporated by reference to Exhibit 10.4 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.13	Form of Split Dollar Agreement, dated October 20, 1998, by and between Ridgestone Bank and each of Christine V. Lake and William R. Hayes. [Incorporated by reference to Exhibit 10.5 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended September 30, 1998 (File No. 0-27984)]
*10.14	First Amendment to Ridgestone Bank Incentive Retirement Agreement, dated April 24, 2002, by and between Ridgestone Bank and Christine V. Lake. [Incorporated by reference to Exhibit 10 to Ridgestone Financial Services, Inc.'s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2002 (File No. 0-27984)]
*10.15	Employment Agreement, dated as of January 1, 2003, by and between Ridgestone Bank and William R. Hayes. [Incorporated by reference to Exhibit 10.15 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2002 (File No. 0-27984)]
21	Subsidiaries of Ridgestone Financial Services, Inc. [Incorporated by reference to Exhibit 21 to Ridgestone Financial Services, Inc.'s Annual Report on Form 10-KSB for the year ended December 31, 2001 (File No. 0-27984)]
23.1	Consent of Wipfli LLP
23.2	Consent of Virchow, Krause & Company, LLP
31.1	Certification by Paul E. Menzel (Chairman of the Board and Chief Executive Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by William R. Hayes (Senior Vice President and Treasurer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

INDEX TO EXHIBITS

Exhibit No.	Exhibit Description
32	Certification by Paul E. Menzel (Chairman of the Board and Chief Executive Officer) and William R. Hayes (Senior Vice President and Treasurer) pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99	Definitive Proxy Statement for the Company's 2004 annual meeting of shareholders scheduled to he held on April 27, 2004 (previously filed with the Commission under Regulation 14A on March 23, 2004 and incorporated by reference herein to the extent indicated in this Form 10-KSB).

*This exhibit is a management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-KSB pursuant to Item 13(a) of Form 10-KSB.

RIDGESTONE FINANCIAL SERVICES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held April 27, 2004

To the Shareholders of
Ridgestone Financial Services, Inc.:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of Ridgestone Financial Services, Inc. (the "Company") will be held on Tuesday, April 27, 2004, at 10:00 A.M., local time, at the Westmoor Country Club, 400 South Moorland Road, Brookfield, Wisconsin, for the following purposes:

1. To elect three directors to hold office until the 2007 annual meeting of shareholders and until their successors are duly elected and qualified.

2. To consider and act upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The close of business on March 12, 2004 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting and any adjournment or postponement thereof.

A proxy for the annual meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
RIDGESTONE FINANCIAL SERVICES, INC.



Christine V. Lake
President and Chief Operating Officer

Brookfield, Wisconsin
March 23, 2004

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE SIGN AND DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

RIDGESTONE FINANCIAL SERVICES, INC.
13925 West North Avenue
Brookfield, Wisconsin 53005

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS To Be Held April 27, 2004

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of Ridgestone Financial Services, Inc. (the "Company"), beginning on or about March 23, 2004, in connection with a solicitation of proxies by the Board for use at the Company's annual meeting of shareholders to be held on Tuesday, April 27, 2004, at 10:00 A.M., local time, at the Westmoor Country Club, 400 South Moorland Road, Brookfield, Wisconsin, and all adjournments or postponements thereof (the "Annual Meeting"), for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, returned to the Company and not revoked will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the three persons nominated for election as directors referred to herein, and on such other business or matters that may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of directors, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, no par value (the "Common Stock"), at the close of business on March 12, 2004 are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 852,574 shares of Common Stock, each of which is entitled to one vote per share.

The Company is the parent corporation of Ridgestone Bank (the "Bank").

ELECTION OF DIRECTORS

The Company maintains a staggered board of directors. The directors are currently divided into three classes consisting of three directors in each class. Each year, the terms of one class of directors expire. At the Annual Meeting, the shareholders will elect three directors to serve until the 2007 annual meeting of shareholders and until their successors are duly elected and qualified. The Company's other six directors will continue to serve on the Board until their respective terms expire as indicated below. The Board's nominees for election as directors for terms expiring at the 2007 annual meeting are Paul E. Menzel, Charles G. Niebler and James E. Renner. All of the nominees are currently serving as directors of the Company.

Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the three persons named as nominees herein. The Board has no reason to believe that any of the listed nominees will be unable or unwilling to serve as a director if elected. However, in the event that any nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board.

Directors will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). An abstention from voting will be tabulated as a vote withheld on the election and will be included in computing the number of shares present for purposes of determining the presence of a quorum, but will not be considered in determining whether each of the director nominees has received a plurality of the votes cast at the Annual Meeting. A broker or nominee holding shares registered in its name, or the name of its nominee, which are beneficially owned by another person and for which it has not received instructions as to voting from the beneficial owner, has the discretion to vote the beneficial owner's shares with respect to the election of directors.

The following sets forth certain information, as of March 12, 2004, about each of the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting. All directors of the Company also serve as directors of the Bank.

Nominees For Election at the Annual Meeting

Terms Expiring 2007

Paul E. Menzel, 66, has been Chairman of the Board and Chief Executive Officer of the Company and the Bank since December 2003. He previously served as Chairman of the Board, President and Chief Executive Officer of the Company and the Bank from January to December 2003, and as President and Chief Executive Officer of the Company and the Bank from 1995 to January 2003. For ten years prior thereto, Mr. Menzel was President and a director of M&I Wauwatosa State Bank. Mr. Menzel has been a director of the Company since 1995.

Charles G. Niebler, 59, has been President of Eye Care Vision Centers, a multi-location optometry practice based in Brookfield, Wisconsin, since 1970. He is a member of the Milwaukee Optometric Society and the American and Wisconsin Optometric Associations. Dr. Niebler has been a director of the Company since 1996.

James E. Renner, 65, owns Renner Oldsmobile and is part owner of Renner Mitsubishi in Wauwatosa, Wisconsin. He has been associated with the Oldsmobile dealership since 1958 and the Mitsubishi dealership since 1993. Mr. Renner is a member of the Automobile Dealers of Mega Milwaukee, Inc. and the National Automobile Dealers Association. Mr. Renner has been a director of the Company since 1995.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" EACH NOMINEE. UNLESS MARKED TO THE CONTRARY, THE SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES RECEIVED PRIOR TO OR AT THE ANNUAL MEETING AND NOT REVOKED WILL BE VOTED "FOR" EACH NOMINEE.

Directors Continuing in Office

Terms Expiring 2005

John F. Goodnow, 59, is a co-founder of COB, LLC, a consulting firm specializing in providing turnaround and crisis management services to financially challenged companies, and has served as a Principal of COB, LLC since its inception in 1998. Prior to that time, Mr. Goodnow served in various capacities with Firstar Bank, N.A. (now known as U.S. Bank, National Association) since 1974. Mr. Goodnow has been a director of the Company since 2002.

William R. Hayes, 59, has been Senior Vice President and Treasurer of the Company and Senior Vice President, Cashier and Controller of the Bank since April 2002. Mr. Hayes served as Vice President and Treasurer of the Company and Vice President, Cashier/Controller of the Bank from 1995 to April 2002. From 1988 to 1994, Mr. Hayes was Vice President, Cashier and Controller of M&I Wauwatosa State Bank, with responsibility for bank operations, financial reporting, human resources and regulatory compliance. Mr. Hayes has been a director of the Company since 1995.

John E. Horning, 66, retired as Chairman of the Board and Chief Executive Officer of Shorewest Realtors, Inc. and Wisconsin Mortgage Corporation and Heritage Title Service in 2002. He was employed by Shorewest Realtors from 1950 through his retirement in 2002. He is a member of the national, state and Metropolitan Milwaukee Boards of Realtors. Mr. Horning has been a director of the Company since 1995.

Terms Expiring 2006

Bernard E. Adee, 69, has served as Senior Vice President of Marshall Financial Consulting, LLC, a financial consulting firm based in Milwaukee, Wisconsin, since October 1998. Mr. Adee retired as First Vice President of Robert W. Baird & Co. Incorporated, an investment banking and brokerage firm, in September 1998. Mr. Adee has been a director of the Company since 1998.

Gregory J. Hoesly, 47, is President of Boschert Precision Machinery, Inc., an importer of fabricating machine tools. Mr. Hoesly is a member of the American Machine Tool Distributors Association, the Machinery Dealers National Association, the Association of Machinery and Equipment Appraisers and the Butler Area Chamber of Commerce. Mr. Hoesly has been a director of the Company since 1996.

Christine V. Lake, 51, has been President and Chief Operating Officer of the Company and the Bank since December 2003. Prior to that time, she served as Executive Vice President of the Company since April 2002, Vice President of the Company from 1995 through April 2002, Secretary of the Company since January 1996 and Executive Vice President of the Bank since February 1996. Ms. Lake served as Vice President of M&I Wauwatosa State Bank from 1991 to 1994 with responsibilities for management of the Consumer Banking Division. From 1994 to 1995, Ms. Lake was a Vice President of M&I Marshall & Ilsley Bank in Retail Administration. Ms. Lake has been a director of the Company since 1996.

BOARD OF DIRECTORS

General

The Board has determined that each of Messrs. Adee, Goodnow, Hoesly, Horning, Niebler and Renner qualifies as an "independent director" as such term is defined in the rules of The Nasdaq Stock Market, Inc. ("Nasdaq").

Shareholders who wish to send communications to the Board or to a particular member of the Board may do so by delivering a written communication to the Corporate Secretary, Ridgestone Financial Services, Inc., 13925 West North Avenue, Brookfield, Wisconsin 53005, who will promptly forward such written communications to the indicated director or directors (assuming it is properly marked *care of the Board of Directors* or *care of a specific director*).

Board members are expected to attend all Board meetings and all annual and special meetings of shareholders. Eight of the nine members of the Board were present at the Company's 2003 annual meeting of shareholders.

Board Committees and Nominating Process

The Board has standing Audit and Personnel Committees.

The primary functions of the Audit Committee are to:

- serve as an independent and objective party to monitor the Company's financial reporting, disclosure controls and procedures and internal controls and procedures;
- appoint the independent public accountants and determine their compensation;
- review, evaluate and oversee the audit efforts of the Company's independent public accountants; and
- provide an open avenue of communication among the independent public accountants, management and the Board.

Messrs. Adee, Horning and Renner are members of the Audit Committee. Each of them qualifies as an "independent director" as such term is defined in the Nasdaq rules, and also meets the additional independence standards for Audit Committee members. The Board has adopted a written charter for the Audit Committee, a copy of which is included as Appendix A to this proxy statement. In addition, the Board has determined that Mr. Adee qualifies as an "audit committee financial expert" as that term is defined by the rules and regulations of the Securities and Exchange Commission.

The Audit Committee met seven times during 2003. The Audit Committee of the Board of Directors of the Bank, which currently consists of Messrs. Adee, Horning and Renner, met twice in 2003.

The Personnel Committee of the Board is responsible for administering the Company's 1996 Stock Option Plan, as amended (the "1996 Plan"). The members of the Personnel Committee, which met once in 2003, are Messrs. Goodnow, Hoesly and Renner. Beyond administering the 1996 Plan, the Personnel Committee of the Board does not consider any other matters regarding compensation since such compensation is currently paid only at the Bank level and not at the Company level. The Personnel Committee of the Board of Directors of the Bank reviews and recommends to the Bank's Board of Directors the compensation structure for the directors, officers and other managerial personnel of the Bank, including salary rates, fringe benefits, non-cash perquisites and other forms of compensation. The Personnel Committee of the Board of Directors of the Bank, which met once in 2003, consists of Messrs. Goodnow, Hoesly and Renner.

The Board does not have a standing nominating committee. Instead, the directors who are determined to be "independent" under the Nasdaq rules perform the functions of a nominating committee. The Board believes it is appropriate not to maintain a standing nominating committee primarily because the relatively small number of independent directors on the Board makes it unnecessary to separate the nominating function into a committee structure.

The Board believes that the Company's directors, including nominees for director, should meet certain minimum qualifications and possess certain qualities and skills. Specifically, the Board believes that the Company's directors and nominees should:

- be of the highest ethical character and integrity and share the values of the Company and the Bank;
- have reputations, both personal and professional, consistent with the image and reputation of the Company and the Bank;
- be highly accomplished in their respective fields, with superior credentials and recognition;
- be able to exercise sound business judgment and offer advice, guidance and value to the chief executive officer based on his/her expertise and experience;
- have an appreciation of the director's vital part in the Company's and the Bank's good corporate citizenship and the corporate image;
- be selected so that the Board consists of members with a diversity of background and experience; and
- have time available for meetings and consultation on Company matters, and should not sit on more than three other public company boards.

In addition, in selecting directors, the Board believes the independent directors should generally consider candidates' broad-based business and professional skills and experiences (particularly in the banking industry), concern for the long-term interests of shareholders, and personal integrity and judgment. In particular, the Board believes the independent directors should seek nominees who are (i) active and former chief executive officers or chief financial officers (or who performed similar functions) for companies in or around the Milwaukee metropolitan area, particularly banking institutions; or (ii) leaders of other local businesses, organizations or non-profit institutions. The Board further believes that a majority of its directors should be "independent," not only as that term may be legally defined, but also without the appearance of any conflict in serving as a director. In addition, directors should be independent of any particular constituency and be able to represent all shareholders of the Company.

In identifying and evaluating nominees for director, it is the Board's policy that qualified candidates for membership on the Board will be considered without regard to race, color, religion, sex, ancestry, national origin or disability. The Board will consider nominees proposed by current directors, members of management and Company shareholders (pursuant to the provisions for shareholder nominations contained in the Company's bylaws). Candidates for director nominees must have the specific qualities and skills set forth in the discussion above, as such may be approved by the Board from time to time, and will be reviewed in the context of the current composition of the Board, the operating requirements of the Company and the Bank and the long-term interests of shareholders. In conducting this review, the Board will also consider age, additional skills and such other factors as the Board deems appropriate given the current needs of the Board, the Company and the Bank, to maintain a balance of knowledge, experience and capability.

The independent directors will consider nominations for directors made by shareholders provided such nominations are made in writing, contain certain information specified in the Company's By-Laws and are delivered to the President of the Company no less than 14 days or more than 50 days prior to any meeting of shareholders called for the election of directors. The independent directors will evaluate nominees for director submitted by shareholders who comply with the procedures for submitting such nominations in the same manner as they evaluate other nominees.

The Board held seven meetings during 2003. During 2003, each director of the Company attended at least 75% of the aggregate of (a) the total number of meetings of the Board and (b) the total number of meetings held by all committees of the Board on which such director served during the year.

Director Compensation

In fiscal 2003, directors of the Company received a fee of $50 per Board meeting attended as well as a fee of $200 per committee meeting attended, and directors of the Bank received a fee of $250 per Bank board meeting attended as well as a fee of $50 per committee meeting attended. Beginning in fiscal 2004, directors of the Company receive a fee of $250 per Board meeting attended as well as a fee of $200 per committee meeting attended, and directors of the Bank receive a fee of $500 per Bank board meeting attended as well as a fee of $100 per committee meeting attended. Employee directors of the Company and the Bank are not entitled to receive the committee meeting fee.

EXECUTIVE OFFICERS

Paul E. Menzel, the Company's Chairman of the Board and Chief Executive Officer, Christine V. Lake, the Company's President and Chief Operating Officer, and William R. Hayes, the Company's Senior Vice President and Treasurer, are the only executive officers of the Company. Certain information regarding the executive officers is set forth under the caption "Election of Directors." The executive officers of the Company serve at the pleasure of the Board.

PRINCIPAL SHAREHOLDERS

The following table sets forth information, as of March 12, 2004, regarding beneficial ownership of Common Stock by (i) each of the Company's directors and nominees and those of the Company's executive officers who are named in the Summary Compensation Table below under "Executive Compensation—Summary Compensation Information"; (ii) all of the Company's current directors and executive officers as a group; and (iii) each person or entity that the Company knows beneficially owns more than 5% of the outstanding Common Stock.

Name of Beneficial Owner[(1)]	Number of Shares Beneficially Owned	Percent of Class
Directors and Executive Officers		
Bernard E. Adee	4,625	*
John F. Goodnow	4,000	*
William R. Hayes	62,375[(2)]	6.9%
Gregory J. Hoesly	7,415	*
John E. Horning	3,313	*
Christine V. Lake	93,875[(3)]	10.1%
Paul E. Menzel	196,707[(4)]	19.4%
Charles G. Niebler	9,449[(5)]	1.1%
James E. Renner	5,250	*
Directors, nominees and executive officers of the Company as a group (9 persons)	387,009[(6)]	33.6%
Other Five Percent Holders		
Patrick W. Hopper, TTEE[(7)]	43,000	5.1%

*Less than one percent (1%).

(1) The address of each of the directors and executive officers named in the table is 13925 West North Avenue, Brookfield, Wisconsin 53005.

(2) Includes 54,500 shares which Mr. Hayes has the right to acquire upon the exercise of vested stock options and stock options that will vest within 60 days of March 12, 2004.

(3) Includes 4,425 shares held by Ms. Lake's spouse and 83,500 shares which Ms. Lake has the right to acquire upon the exercise of vested stock options and stock options that will vest within 60 days of March 12, 2004.

(4) Includes 3,384 shares held by Mr. Menzel's spouse and 165,833 shares which Mr. Menzel has the right to acquire upon the exercise of vested stock options and stock options that will vest within 60 days of March 12, 2004.

(5) Includes 1,449 shares held by Dr. Niebler's spouse.

(6) Includes an aggregate of 303,833 shares that can be acquired upon the exercise of vested stock options and stock options that will vest within 60 days of March 12, 2004.

(7) The information given is as of or about November 14, 2003, as reported by the shareholder in its Schedule 13D filed with the Securities and Exchange Commission. The address for this shareholder is 2624 Pebblegold Ave., Henderson, Nevada 89074

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning compensation paid to or earned by Mr. Menzel, the Company's Chairman of the Board and Chief Executive Officer, and Ms. Lake, the Company's President and Chief Operating Officer, in each of the last three fiscal years. No executive officer of the Company or the Bank other than Mr. Menzel and Ms. Lake received in excess of $100,000 in salary and bonus during fiscal 2003.

Summary Compensation Table

		Annual Compensation			Long Term Compensation	
Name and Principal Position	Year	Salary[1] ($)	Bonus ($)	Other Annual Compensation	Securities Underlying Stock Options(#)	All Other Compensation
Paul E. Menzel	2003	$163,550	$ 0	$7,344[2]	20,000	$ 3,750[3]
Chairman of	2002	146,950	0	7,274	20,000	7,750
the Board and	2001	135,496	0	6,869	25,000	1,313
Chief Executive Officer						
Christine V. Lake	2003	$106,050	$ 0	$13,047[4]	12,000	$13,664[5]
President and	2002	95,700	0	9,139	7,500	15,763
Chief Operating	2001	87,800	0	8,554	17,500	11,126
Officer						

(1) Includes $3,200 in director fees in 2001, $3,200 in 2002, and $3,550 in 2003 in connection with meetings of the Board of Directors in each

(2) Consists of $4,579 for a car allowance and $2,765 for a country club membership.

(3) Consists of $3,750, which represents matching and discretionary contributions by the Bank to Mr. Menzel's 401(k) account.

(4) Consists of $6,526 for a car allowance, $3,165 for a country club membership and $3,356 in above market earnings on the deferral account balance of Ms. Lake's Executive Incentive Retirement Agreement.

(5) Consists of $2,562, which represents matching and discretionary contributions by the Bank to Ms. Lake's 401(k) account, and $11,102 accrued to Ms. Lake's deferral account under her Executive Incentive Retirement Agreement.

Stock Options

The Company has in effect the 1996 Plan pursuant to which options to purchase Common Stock may be granted to employees (including officers) of the Company and its subsidiaries. The following table presents certain information about grants of stock options made during fiscal 2003 to Mr. Menzel and Ms. Lake.

Option Grants in 2003 Fiscal Year

	Individual Grants			
Name	Number of Securities Underlying Options Granted (#)[(1)]	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Paul E. Menzel	20,000	37.0%	$8.70	05/20/2013
Christine V. Lake	12,000	22.2%	$8.70	05/20/2013

(1) The options reflected in the table (which are nonstatutory options for purposes of the Internal Revenue Code) were granted on May 20, 2003. One-third of the options will vest and become exercisable on the first anniversary of grant, an additional one-third of the options will vest and become exercisable on the second anniversary of grant and the final one-third of the options will vest and become exercisable on the third anniversary of the grant.

The following table sets forth information regarding the fiscal year-end value of unexercised options held by Mr. Menzel and Ms. Lake. No options were exercised by Mr. Menzel or Ms. Lake in 2003.

Fiscal Year-End Option Values

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year End ($)[(1)]	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Paul E. Menzel	150,834	41,666	$333,650	$184,663
Christine V. Lake	75,167	22,833	$200,864	$102,191

(1) The dollar value is calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the option at fiscal year-end.

Employment Agreements

The Bank has employment agreements with Mr. Menzel and Ms. Lake (each an "employee") which initially provided for a three-year term that commenced on December 31, 1997. The agreements provide that the term will be automatically extended on December 31 of each year for an additional year, unless at least 60 days before such renewal date the Bank or the employee gives notice that the term will not be extended beyond the then current expiration date. The expiration date of the agreements has been extended in accordance with the foregoing provision and currently is December 31, 2006. The agreements further provide that the employees will be paid a base salary and such bonuses as may from time to time be determined by the Board of Directors of the Bank. The agreements provide that each employee's base salary (exclusive of bonus) will not be less than his or her salary (exclusive of bonus) in effect on the date of the agreement and may not be reduced at any time after any increase is approved by the Board of Directors of the Bank. Each agreement will terminate upon the employee's death or disability, for cause, or upon voluntary termination by the employee.

If the employee resigns or is terminated following a "change in control" (as defined below), the employee will be entitled to a lump sum severance payment equal to three times the sum of (i) such employee's then current salary and (ii) such employee's average bonus over the three years preceding termination. Alternatively, the employee may elect to receive his or her severance payment in installments over a period of three years commencing on the termination date. The termination payment and amount of benefits may be reduced to the extent necessary to avoid an "excess parachute payment" under the Internal Revenue Code. The agreements define a "change in control" as any of the following, whether in a single transaction or in a series of transactions: (i) the acquisition by any person or group of 25% or more of the voting power of the Company or the Bank; (ii) the combination of the Company or Bank with any entity after which less than 75% of the outstanding securities of the surviving entity are owned by former shareholders of the Company; or (iii) the sale, lease or other transfer by either the Company or the Bank of all or substantially all of its respective properties or assets other than in the ordinary course of business. In addition, if the employee is terminated by the Bank "in contemplation of" a change in control, or is terminated by the Bank (or other surviving entity) during the twelve-month period after a change in control, such termination will be deemed to be a change in control for purposes of the agreements. The agreements also provide that if the employee is terminated by the Bank during the three-month period prior to the announcement of a change in control, such termination will be deemed to be a termination "in contemplation of" a change in control.

If any of the following events occur after a change in control without the employee's written consent, then the employee may terminate his or her employment by giving at least 90 days' prior written notice: the employee is assigned to positions, duties or responsibilities that are less significant than his or her positions, duties and responsibilities at the commencement of the employment term; the employee is removed from or is not re-elected to any of his or her positions (subject to certain exceptions); the employee's base salary or relative bonus is reduced; the employee is transferred to a location more than 35 miles from Brookfield, Wisconsin; or in the event of a change in control of the Company in which the Company is not the surviving entity, the surviving entity fails to execute an employment agreement in substantially the same form as the employee's current employment agreement. If the employee terminates his or her employment in such a situation, then the employee will be entitled to the same severance payment as if he or she had been terminated following a change in control.

For the three years following termination, the employee will also be entitled to receive all other benefits, including retirement benefits and deferred compensation, to which the employee would have been entitled had he or she remained employed by the Bank.

Salary Continuation Agreement

The Bank also has a Salary Continuation Agreement ("Continuation Agreement") with Mr. Menzel, generally providing to him or his beneficiaries the right to receive certain benefits in the event of either (i) Mr. Menzel's death or (ii) the termination of his employment with the Bank. Under the terms of the Continuation Agreement, the amount of benefits Mr. Menzel receives will be determined by the cause and timing of either his death or termination of employment. The Continuation Agreement generally provides that the annual benefit payments will be no more than $120,100 (subject to upward adjustment). The aggregate amount of these benefits will generally be paid to Mr. Menzel or his beneficiary in twelve equal monthly installments for the duration of Mr. Menzel's life, but in any event until 179 additional payments have been made to Mr. Menzel or his beneficiary (except that, in the event of the death of Mr. Menzel's beneficiary prior to receipt of all benefits due such beneficiary under the Continuation Agreement, the remaining benefits will be paid in a lump sum to such beneficiary's estate). Such payments will begin on the first day of the month following the termination event or on the first day of the month following Mr. Menzel's 70th birthday in the event he retires before then. No benefits will be paid to Mr. Menzel if, among other things, (a) such benefit would result in an excise tax under Section

280G of the Internal Revenue Code; (b) Mr. Menzel's employment is terminated for Cause (as such term is defined in the Continuation Agreement); or (c) Mr. Menzel violates the noncompetition provisions contained in his employment agreement.

Executive Incentive Retirement Agreement

The Bank also has a Executive Incentive Retirement Agreement ("Incentive Agreement") with Ms. Lake, generally providing to her or her beneficiaries the right to receive certain benefits in the event of either (i) Ms. Lake's death or (ii) the termination of her employment with the Bank. Under the terms of the Incentive Agreement, on December 31 of each year the Company will credit an incentive award in the amount specified in the Incentive Agreement to a deferral account established on the books of the Company for Ms. Lake. For the years ended 2002 and 2003, Ms. Lake's incentive award was $10,675 and $11,102, respectively. The Incentive Agreement generally provides that the benefit Ms. Lake will receive is the deferral account balance on the date of her termination of employment. Upon retirement on or after Ms. Lake's 60th birthday, the deferral account balance will be paid to Ms. Lake or her beneficiary in twelve equal monthly installments for the duration of Ms. Lake's life, but in any event until 263 additional payments have been made to Ms. Lake or her beneficiary (except that, in the event of the death of Ms. Lake's beneficiary prior to receipt of all benefits due such beneficiary under the Incentive Agreement, the remaining benefits will be paid in a lump sum to such beneficiary's estate). In the event that Ms. Lake terminates her employment before her 60th birthday or due to disability, the deferral account balance will be paid to Ms. Lake or her beneficiary in 180 equal monthly installments. In the event that the Company terminates Ms. Lake's employment within 12 months following a Change of Control (as such term is defined in the Incentive Agreement), the deferral account balance will be paid to Ms. Lake in lump sum within 60 days following such termination. No benefits will be paid to Ms. Lake if, among other things, (a) such benefit would result in an excise tax under Section 280G of the Internal Revenue Code; or (b) Ms. Lake's employment is terminated for Cause (as such term is defined in the Incentive Agreement).

AUDIT COMMITTEE REPORT

The Board maintains an Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. In accordance with its written charter adopted by the Board, the Audit Committee of the Board assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, and financial reporting practices of the Company. During fiscal 2003, the Committee met seven times, and the Committee discussed the interim financial information contained in each quarterly earnings announcement with the Company's management and independent auditors prior to public release.

The Committee members reviewed and discussed the audited financial statements for fiscal 2003 with management. The Committee also discussed all the matters required to be discussed by Statement of Auditing Standard No. 61 with the Company's independent auditors, Wipfli LLP ("Wipfli"). The Committee received a written disclosure and letter from Wipfli as required by Independence Standards Board Standard No. 1, and discussed with Wipfli its independence. Based on its review and discussions, the Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-KSB to be filed with the Securities and Exchange Commission.

Bernard E. Adee
John E. Horning
James E. Renner

CERTAIN TRANSACTIONS

The Bank from time to time makes loans or extends credit to certain directors, executive officers, their affiliates and their family members. All such loans and extensions of credit made to date were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time of such transactions for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

INDEPENDENT AUDITORS

General

Virchow, Krause & Company, LLP ("Virchow") served as the Company's independent auditors for the fiscal year ended December 31, 2002. In 2003, the Audit Committee of the Board and Virchow determined that Virchow would not be able to continue to provide the internal audit outsourcing function previously provided by Virchow while at the same time acting as the Company's independent auditors. As a result, on March 18, 2003, Virchow informed the Audit Committee that it would decline to stand for re-appointment as the Company's independent auditors.

The reports of Virchow on the financial statements for the prior two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

In connection with Virchow's audits for 2001, 2002 and through March 18, 2003, the Company had no disagreements with Virchow on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Virchow would have caused Virchow to make reference thereto in its report on the financial statements for such years.

As of March 18, 2003, the Audit Committee of the Board, pursuant to authority delegated to it by the Board, engaged Wipfli as the Company's new independent accountants, to act as the principal accountants in auditing the Company's financial statements for fiscal 2003. During 2001, 2002 and through March 18, 2003, the Company has not consulted with Wipfli regarding any of the matters identified in Item 304(a)(2)(i) or (ii) of Regulation S-B under the Securities Exchange Act of 1934, as amended.

The Audit Committee of the Board has similarly appointed Wipfli to serve as independent auditors for the Company for the fiscal year ending December 31, 2004. Representatives of Wipfli are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

Certain Fees

Audit Fees. The aggregate audit fees billed by Wipfli for the year ended December 31, 2003 and by Virchow for the year ended December 31, 2002 were $43,850 and $44,125, respectively. Audit fees include fees billed for professional services rendered for the audit of annual financial statements, the review of quarterly financial statements and statutory and regulatory filings.

Audit-Related Fees. The aggregate audit-related fees billed by Wipfli for the year ended December 31, 2003 and by Virchow for the year ended December 31, 2002 were $2,235 and $0, respectively. Audit-related fees include fees billed by Wipfli for services related to the Company's trust preferred securities offering and review of various press releases.

Tax Fees. The aggregate tax fees billed by Wipfli for the year ended December 31, 2003 and by Virchow for the year ended December 31, 2002 were $650 and $4,950, respectively. Tax fees include fees billed by Wipfli for professional services rendered for tax compliance, tax advice and tax planning and by Virchow Krause for income tax preparation.

All Other Fees. All other fees for products and services other than those in the above three categories billed by Wipfli for the year ended December 31, 2003 and by Virchow for the year ended December 31, 2002 were $925 and $18,000, respectively. These fees were billed by Wipfli for internal audit plans and by Virchow Krause for internal loan audit and transition costs.The Audit Committee does not consider the provision of non-audit services by Wipfli to be incompatible with maintaining auditor independence.

Pursuant to the provisions of the Audit Committee charter, a copy of which is attached to this proxy statement as Appendix A, all audit services and all permitted non-audit services (unless de minimus) provided by Wipfli, as well as the fees and other compensation to be paid to them, must be approved in advance by the Audit Committee. All audit, audit-related, tax and other services provided by Wipfli during 2003 were approved by the Audit Committee in accordance with 17 CFR 210.2-01(c)(7)(i) and the terms of the Audit Committee charter.

MISCELLANEOUS

Shareholder Proposals

Proposals of shareholders pursuant to Rule 14a-8 ("Rule 14a-8") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are intended to be presented at the 2005 annual meeting must be received by the Company no later than November 24, 2004 to be included in the Company's proxy materials for that meeting. Further, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 on or prior to February 7, 2005, then the persons named in proxies solicited by the Board of Directors for the 2005 annual meeting may exercise discretionary voting authority with respect to such proposal. See "Board of Directors—Board Committees and Nominating Process" for information regarding shareholder nominations for directors.

Solicitation Expenses

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular employees of the Company. The Company will also reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors to file reports of ownership and changes of ownership with the Securities and Exchange Commission. The regulations of the Securities and Exchange Commission require such persons to furnish the Company with copies of all Section 16(a) reports they file. Based on such reports, the

Company believes that all of its officers and directors have complied with the Section 16(a) filing requirements for the year ended December 31, 2003.

Code of Ethics

The Board has adopted a Code of Ethics as that term is defined pursuant to Item 406(b) of Regulation S-B that applies to the Company's Chief Executive Officer and senior financial and accounting officers and employees. If you would like to receive a copy of the Code of Ethics, please write to Christine V. Lake, President and Chief Operating Officer, Ridgestone Bank, 13925 West North Avenue, Brookfield, Wisconsin 53005, and the Company will provide you with a copy free of charge.

Other

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Ms. Christine V. Lake, President and Chief Operating Officer Ridgestone Financial Services, Inc., 13925 West North Avenue, Brookfield, Wisconsin 53005, phone number (262) 789-1011.

The Company will provide without charge a copy of its Annual Report on Form 10-KSB (including financial statements and financial schedules, but not including exhibits thereto), as filed with the Securities and Exchange Commission, to each person who is a record or beneficial owner of Common Stock as of the record date for the Annual Meeting. A written request for a Form 10-KSB should be directed to William R. Hayes, Senior Vice President and Treasurer, Ridgestone Financial Services, Inc., 13925 West North Avenue, Brookfield, Wisconsin 53005.

By Order of the Board of Directors
RIDGESTONE FINANCIAL SERVICES, INC.



Christine V. Lake
President and Chief Operating Officer

March 23, 2004

APPENDIX A

RIDGESTONE FINANCIAL SERVICES, INC.
Audit Committee Charter
March 12, 2004

In order to assist the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Ridgestone Financial Services, Inc. (the "Company") in carrying out its duties and responsibilities, the following is the Audit Committee Charter (this "Charter"). This Charter is not intended to, and does not, create any legal or fiduciary duties or responsibilities or form the basis for a breach of fiduciary duty or potential liability if not complied with.

The primary function of the Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing: (a) the controls and other procedures of the Company that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission ("disclosure controls and procedures"), including reviewing the financial reports and other financial information provided by the Company to any governmental body or the public; (b) the Company's controls that pertain to the preparation of financial statements required to be in conformity with Generally Accepted Accounting Principles as addressed by the Codification of Statements on Auditing Standards, AU Section 319, as in effect from time to time, or any superseding definition or other literature that is issued or adopted by the Public Company Accounting Oversight Board ("internal controls and procedures"); and (c) the Company's auditing, accounting and financial reporting processes generally. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels. The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Company's financial reporting, disclosure controls and procedures and internal controls and procedures.
- Appoint the independent public accountants and determine their compensation.
- Review, evaluate and oversee the audit efforts of the Company's independent public accountants.
- Provide an open avenue of communication among the independent public accountants, management and the Board.
- Prepare the Audit Committee Report required to be included in the Company's annual proxy statement.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter.

1. The Committee shall consist entirely of three or more non-employee directors, each of whom shall meet the independence and experience requirements of The NASDAQ Stock Market, Inc. ("Nasdaq") and the rules and regulations of the Securities and Exchange Commission (the "Commission"), and shall be free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. All members of the Committee shall be able to read and understand fundamental financial statements. In addition, at least one member of the Committee shall have past employment experience in finance or accounting, requisite

professional certification in accounting, or any other comparable experience or background that results in the individual's financial sophistication. The Company shall endeavor, to the extent possible, to have at least one member of the Committee who has accounting or financial management experience sufficient to qualify as an "audit committee financial expert" under the rules and regulations of the Commission, as such rules are in effect from time to time. Committee members may enhance their familiarity with finance and accounting by participating in educational programs conducted by the Company or an outside consultant.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors are duly elected and qualified. Unless a Chairman is elected by the full Board, the members of the Committee may designate a Chairman by majority vote of the full Committee.

2. Absent unusual circumstances, the Committee shall attempt to meet at least quarterly or more frequently as circumstances dictate. Special meetings shall be held as circumstances require, as determined by the Chairman of the Audit Committee or by any two other members of the Committee. The Committee may ask members of management or others to attend any meeting and provide pertinent information as necessary. As part of its job to foster open communication, the Committee shall meet periodically with management and the independent public accountants in separate executive sessions to discuss any matters that the Committee and/or any of these groups believe should be discussed privately.

3. In performing its responsibilities and duties, the Committee will seek to provide an open avenue of communication among the independent public accountants, management and the Board. The Committee is intended to provide an independent and, as appropriate, confidential forum in which interested parties can freely discuss information and concerns about the Company's financial reporting, disclosure controls and procedures and internal controls and procedures.

In discharging its oversight role, the Committee is granted the authority to (a) investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company; (b) engage and compensate independent counsel and other advisers, as it determines necessary to carry out its duties; and (c) determine appropriate funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent public accountants (including resolution of disagreements between management and the independent public accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent public accountants shall report directly to the Committee. The Committee shall have the sole power to: (a) approve all related-party transactions, in accordance with the rules and regulations of Nasdaq, as such rules are in effect from time to time; (b) hire and fire the independent public accountants, based on the Committee's judgment of the independent public accountants' independence and effectiveness, as well as approve all fees and engagement terms; (c) resolve any disagreement between management and the independent public accountants; (d) pre-approve all auditing services in accordance with applicable law or regulation; and (e) pre-approve all permissible non-audit services performed by the independent public accountants in accordance with applicable law or regulation, subject to any de minimis exception that may be provided by applicable law or regulation. The Committee will not approve any of the "prohibited activities" identified in Section 10A(g) of the Exchange Act.

The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals of audit and permitted non-audit services. Any decision by such member or members to grant pre-approval shall be presented to the Committee at its next scheduled meeting.

To fulfill its responsibilities and duties the Committee shall do the following, which is not an exhaustive list:

Documents/Reports Review and Preparation

a. Discuss with the independent public accountants, in accordance with the Exchange Act, prior to the filing of the independent public accountants' audit report, (a) all critical accounting policies and practices to be used; (b) all alternative treatments of financial information permissible under Generally Accepted Accounting Principles that have been discussed with management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent public accountants; and (c) other material written communications between management and the independent public accountants.

b. Review and discuss with management and the independent public accountants the Company's annual audited financial statements to be included in the Company's Annual Report on Form 10-KSB, prior to filing the Annual Report with the Commission, including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operation," and any reports or other financial information submitted to any governmental body, or the public, including any attestation, certification, report, opinion, or review rendered by the independent public accountants. Based on (a) the Committee's review and discussion of the Company's annual audited financial statements with management and the independent public accountants, (b) the Committee's discussions with the independent public accountants on their independence and the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380), as in effect from time to time, and (c) such other factors and circumstances as are determined appropriate by the Committee, the Committee will recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 10-KSB.

c. Prepare, in consultation with management, the Audit Committee Report required to appear in the Company's annual proxy statement by the rules and regulations of the Commission.

d. Review and discuss with management and the independent public accountants the Company's quarterly financial reports, including disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

e. Review and discuss with management and the independent public accountants earnings releases and earnings guidance provided to analysts and rating agencies.

f. Review and discuss with the Company's Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller and any other employee performing similar functions (collectively, the "Senior Officers"), and the Company's independent public accountants the areas of financial risk that could have a material adverse effect on the Company's results of operation or financial condition and the Company's policies respecting risk assessment and risk management.

Independent Public Accountants

g. Select, appoint and, where appropriate, replace the Company's independent public accountants for the forthcoming year, which firm is ultimately accountable to the Committee and the Board. See Item 8.

h. Review with the Senior Officers the Company's annual audit plans.

i. Consider, in consultation with the Company's independent public accountants, the audit scope and procedural plans made by the Company's management and the independent public accountants.

j. Regularly evaluate the performance of the independent public accountants.

k. At least annually, obtain and review a report by the Company's independent public accountants describing the firm's internal quality control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by an inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; the firm's independence from the Company within the meaning of any applicable law or regulation; and all relationships between the independent public accountants and the Company.

l. Set clear hiring policies for employees or former employees of the Company's independent public accountants, in accordance with applicable law.

Financial Reporting Process

m. Provide that management and the independent public accountants discuss with the Committee their qualitative judgments about the appropriateness, not just the acceptability, of accounting principles and financial disclosure practices used or proposed to be adopted by the Company and, particularly, about the degree of aggressiveness or conservatism of its accounting principles and underlying estimates.

n. Review with the Senior Officers the Company's in-house policies and procedures for regular review of officers' conflicts of interest.

o. Periodically review and analyze with the Senior Officers and the Company's independent public accountants comparable public company financial reporting and accounting policies and practices that differ from those of the Company.

p. Review with management and the independent public accountants their assessments of the adequacy of the Company's internal controls and procedures and disclosure controls and procedures.

q. Review disclosures made to the Committee by the Senior Officers about (a) any significant deficiencies or weaknesses in the design or operation of the disclosure controls and procedures and internal controls and procedures, including any significant deficiencies and material weaknesses that could adversely affect the Company's ability to record, process, summarize and timely report financial information as required by the Commission; (b) any fraud (whether or not material) involving management or other employees significantly involved with disclosure controls and procedures and internal controls and procedures; (c) whether or not there were significant changes in disclosure controls and procedures and internal controls and procedures or other factors that could significantly affect such controls; and (d) any action to fraudulently influence, coerce, manipulate or mislead the Company's independent auditors for the purpose of rendering the Company's financial statements materially misleading.

r. Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

s. Regularly review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, or the performance and independence of the Company's independent public accountants.

t. Annually evaluate the Committee's performance.

4. The Committee shall have unrestricted lines of communication with the Senior Officers, as well as the Company's independent public accountants, at all times.

5. The Committee shall advise the Senior Officers that it expects to be consulted before the Company seeks a second opinion on any significant accounting issue from an auditing firm other than the Company's independent public accountants.

6. The Committee, through its Chairman, shall report its activities to the full Board after each Committee meeting so that the Board is kept informed of its activities on a current basis.

7. The Committee shall meet with the Company's outside counsel, or counsel of its own selection, when appropriate, to discuss legal matters that may have a significant impact on the Company's financial statements.

8. Factors to be considered in selecting, evaluating and appointing an independent public accountants to serve as the Company's independent public accountants shall include, without limitation, the following:

a. Opinions by appropriate management personnel on the capabilities, resources and performance of the public accounting firm;

b. The firm's proposed audit fee and explanations for any material fee changes from prior years;

c. The expected level of participation by the firm's partner designated to the Company's account and other management personnel in the audit examination and the mix of skills and experience of the firm's staff and its staff rotation policy with respect to the Company;

d. If a new public accounting firm is being considered, the steps planned to ensure a smooth and effective transition;

e. If a new public accounting firm is being considered, the report of the firm's latest peer review conducted pursuant to a professional quality control program and any significant litigation problems or disciplinary actions by the Commission or others;

f. If a new public accounting firm is being considered, the proposed firm's credentials, capabilities and reputation and a list of clients in the same geographical area and in the same industry; and

g. The auditing firm's independence from the Company.

9. The following is a non-exhaustive list of general post-audit review considerations and guidelines for the Committee:

a. The Committee should obtain from the Company's Chief Financial Officer and/or Principal Accounting Officer explanations for all significant variances in the financial statements between years.

b. The Committee should request an explanation from management and the independent public accountants of changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the Commission or other applicable regulatory bodies that had or will have a material effect on the Company's financial statements or accounting policies or practices.

c. The Committee should inquire about the existence and substance of any significant accounting accruals, charge-offs, loan loss or other reserves or estimates made by management that had or will have a material impact on the Company's financial statements.

d. The Committee should meet privately with the independent public accountants to request its opinion on various matters, including the quality of the Company's financial and accounting personnel.

e. The Committee should ask the independent public accountants:

i. If there were any significant findings during the year and management's response to them?

ii. If there were any difficulties the independent public accountants encountered while conducting the audit, including any restrictions on the scope of its activities or on access to requested information?

iii. What its greatest concerns were in the course of the audit?

iv. If it believes anything else should be discussed with the Committee while not in the presence of management or the Senior Officers.

v. If it had any significant disagreements with management?

f. The Committee should review the letter of management representations given to the independent public accountants and inquire whether the independent public accountants encountered any difficulties in obtaining the letter or any specific representations therein.

g. The Committee should discuss with management and the independent public accountants the substance of any significant issues raised by outside counsel concerning litigation, contingencies, claims or assessments. The Committee should understand how such matters are reflected in the Company's financial statements.

h. The Committee should inquire with the Senior Officers whether there are any significant tax matters that have been or might be reasonably disputed by the Internal Revenue Service or state agencies, and inquire as to the status of the related tax reserves.

i. The Committee, at least through its Chairman, should review with management "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's annual report and ask the extent to which the independent public accountants reviewed this section. Similar efforts should be attempted, at least on a post-filing basis, with respect to the Company's quarterly reports, which may be accomplished by the Chairman of the Committee on behalf of the Committee. The Committee should ask the independent public accountants whether the other sections of the annual report to shareholders are consistent with the information reflected in the financial statements.

10. The Committee must review and reassess the adequacy of this Charter not less than annually. The Committee may seek the input of the Company's independent public accountants, outside legal counsel and the Senior Officers with regard to the adequacy of this Charter.

11. While the Committee has the responsibilities and duties set forth in this Charter, the Committee's responsibilities and duties are oversight in nature. The primary responsibility for the Company's financial reporting, disclosure controls and procedures and internal controls and procedures rests with management, and the Company's independent public accountants are responsible for auditing the Company's financial statements. It is the responsibility of management and the Company's independent public accountants to bring to the attention of the Committee any failures, irregularities or other problems respecting the Company's financial reporting, disclosure controls and procedures and internal controls and procedures.

Dear Shareholders,

We have long believed a bank should be a welcoming place, a place of trust and not fear. A place where you can consult with highly-skilled professionals who genuinely care about you, your family, and your business. A place where helping you achieve your financial goals is the number one priority for your banker, not simply a catchy phrase.

We built the bank on this belief. We chose our location, created a welcoming atmosphere, and hired experienced staff who share our belief. We've sought out clients that have an appreciation for quality of service. We are not a "one size fits all" type of bank. Those types of banks fill their niche and we fill ours. If you, your friends, or associates truly want a superior banking experience, RidgeStone offers it.

To best execute our strategy, in 2003 we implemented a strategic management tool, the Balanced Scorecard. This process takes our strategic plan and converts it into a focused, disciplined, measured management tool. We use this tool at all levels of our organization so everyone is focused on the execution of our strategy.

During 2003, we began extensive training to increase our staff's abilities to achieve our vision. We started with our strategy and goals, making the execution of our strategy everyone's job. We conducted sessions to enhance strategic skills and began aligning personal goals with the bank's strategic goals.

Our clients are key to our success. Our staff is committed to understanding our clients' financial needs, goals, and banking preferences to provide tailored solutions for them. We also routinely look for new and innovative ways to make it easier for our clients to do business with us.

We are committed to being an outstanding bank for our clients, a solid investment for our shareholders, and an enriching place to work for our employees. We have a well-designed strategy in place and we're making strides in executing it. We appreciate the continued support of our shareholders and thank our employees for their hard work. We look forward to continued improvement in 2004.

Sincerely,



Paul E. Menzel
Chairman of the Board
and Chief Executive Officer



Christine V. Lake
President
and Chief Operating Officer

Corporate Information

Corporate and Main Office

[illegible]925 W. North Avenue
Brookfield, WI 53005
[illegible]62) 789-1011

Drive-Thru Location

[illegible]565 W. North Avenue
Brookfield, WI 53005

Stock Transfer Agent

Continental Stock Transfer
& Trust Company
[illegible] Battery Place
New York, NY 10004
[illegible]509-4000

Stock Listing

The Common Stock of RidgeStone Financial Services, Inc. is traded on the OTC Bulletin Board under the symbol "RFSV."

Attorneys

Foley & Lardner LLP
Milwaukee, Wisconsin

Independent Auditors

Wipfli LLP
Milwaukee, Wisconsin

Creative Media Consultants

[illegible]age Strigenz Design
Milwaukee, Wisconsin

Annual Meeting

The annual meeting of shareholders will be held Tuesday, April 27, 2004 at 10:00 a.m., at Westmoor Country Club, [illegible]00 South Moorland Rd., Brookfield, Wisconsin.

Directors & Officers

Directors

Bernard E. Adee
John F. Goodnow
William R. Hayes
Gregory J. Hoesly
John E. Horning
Christine V. Lake
Paul E. Menzel
Charles G. Niebler
James E. Renner

RidgeStone Financial Services, Inc. Officers

Paul E. Menzel
Chairman of the Board and Chief Executive Officer

Christine V. Lake
President and Chief Operating Officer

William R. Hayes
Senior Vice President and Treasurer

RidgeStone Bank Officers

Paul E. Menzel
Chairman of the Board and Chief Executive Officer

Christine V. Lake
President and Chief Operating Officer

William R. Hayes
Senior Vice President, Cashier and Controller

Timothy D. Dondlinger
Senior Vice President

Brian Brandolino
Vice President

Ronald R. Ridley
Vice President

Jennifer A. Wright
Vice President

Joy M. Yager
Vice President

Steven J. Yahnke
Vice President

Elizabeth J. Consiglio
Assistant Vice President

Melissa L. Grow
Assistant Vice President

Paul C. Kowall
Assistant Vice President

Mary M. Ratzmann
Assistant Vice President

Christine M. Bode
Assistant Cashier


RidgeStone
FINANCIAL
SERVICES, INC.